Our Ref : BS(2006)121(JL) File No.82-34675

2 May 2006

BEST AVAILABLE COPY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose a copy of our press announcement dated 28 April 2006 published in Hong Kong for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jacqueline Lee
Assistant Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong 電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com 傳真 Fax: (852) 2810 5830

The Standard
Date - 2 MAY 2006

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)
(the "Company")
(Stock Code: 2388)

ANNOUNCEMENT

Presentation of Past Financial Results on Different Accounting Standards

SUMMARY

The Company makes this announcement in anticipation of BOC's Global Offering. BOC is an intermediate holding company as well as controlling shareholder of the Company. The Company understands that if BOC proceeds with the Global Offering, it will issue Prospectuses in which the consolidated financial information of "BOC Hong Kong Group" for the Relevant Periods prepared under IFRS will be disclosed.

For reasons explained in this announcement, the consolidated financial information of "BOC Hong Kong Group" for the Relevant Periods, to be disclosed by BOC in its Prospectuses will not be the same as the consolidated financial information of the Group for the Relevant Periods published by the Company pursuant to applicable laws and regulations in Hong Kong.

The Board considers that the best way to ensure that shareholders and the investing public understand the material differences between the consolidated financial information of the Group published by the Company on the one hand, and the consolidated financial information of BOC Hong Kong Group to be disclosed by BOC in its Prospectuses on the other hand, is to present the consolidated financial information of the Group for the Relevant Periods prepared under the HK GAAP/HKFRSs and IFRS respectively as set out in this announcement, and to present reconciliation of the profit after tax/net assets of the Group prepared under HK GAAP/HKFRSs to the profit after tax/net assets of the Group prepared under IFRS.

Background

The Company makes this announcement in anticipation of BOC's Global Offering. BOC is an intermediate holding company as well as controlling shareholder of the Company. The purpose of this announcement is to provide shareholders and the investing public with information that would enable them to better understand published financial information pertaining to the Group.

The Company understands that, if BOC proceeds with the Global Offering, it will issue Prospectuses in which the consolidated financial information of "BOC Hong Kong Group" for the Relevant Periods will be disclosed. It is the Company's understanding that BOC will do so on the basis that "BOC Hong Kong Group" refers to BOCHK Group and its subsidiaries. It is also the Company's understanding that the consolidated financial information of "BOC Hong Kong Group" will be prepared and presented in the Prospectuses in accordance with IFRS.

The Company is a subsidiary of BOCHK Group. The latter, through BOC (BVI), indirectly held an approximately 66% equity interest in the Company as at 31 December 2003, and throughout the years ended 31 December 2004 and 31 December 2005. BOCHK Group is 100% owned by BOC. Below is an organisation chart which shows the structure through which BOC holds its equity interest in the Company:


BOC
100%
BOCHK Group
100%
BOC (BVI)
approximately 66%
The Company

The consolidated financial information of "BOC Hong Kong Group" to be disclosed by BOC in its Prospectuses will not be the same as the consolidated financial information of the Group published by the Company pursuant to applicable laws and regulations in Hong Kong. There are two reasons for this.

First, the definitions of "BOC Hong Kong Group" (as adopted by BOC for the purpose of the Prospectuses) and "Group" (as adopted by the Company in preparing and presenting its consolidated financial information) are different: "BOC Hong Kong Group" refers to BOCHK Group and its subsidiaries, whereas "Group" refers to the Company and its subsidiaries (see the above organisation chart). Despite the difference in definitions between "BOC Hong Kong Group" and "Group", their financial results for the Relevant Periods (with the exception of the year ended 31 December 2003) are substantially the same. This is because BOCHK Group and BOC (BVI) are holding companies only and have no substantive operations of their own. In 2003, BOC (BVI) disposed of 1,070,000,000 ordinary shares it held in the Company through a share placement. The net gain that BOC (BVI) made on that disposal contributed to the financial results of BOC Hong Kong Group for the year ended 31 December 2003, giving rise to a material difference between the financial results of "BOC Hong Kong Group" and "Group" for that year.

Second, the Group has prepared its consolidated financial statements in accordance with HK GAAP prior to 1 January 2005 and as from 1 January 2005 onwards in accordance with HKFRSs; whereas the consolidated financial information of "BOC Hong Kong Group" to be disclosed in BOC's Prospectuses will be prepared in accordance with IFRS. Following the pronouncement of the new HKFRSs by the Hong Kong Institute of Certified Public Accountants, effective from 1 January 2005, the Group has prepared its consolidated accounts in accordance with the HKFRSs. (HKFRSs is a collective term which includes all applicable individual Hong Kong Financial Reporting Standards, HKAS and related Interpretations.) The effect of the adoption of HKFRSs is to converge HK GAAP and IFRS. Going forward, and despite the fact that HKFRSs have been converged with IFRS, the differences arising from the different measurement basis of bank premises will be carried forward from year to year while the timing difference related to the measurement of treasury products will be reversed and eliminated in the future years.

The Board considers that the best way to ensure that shareholders and the investing public understand the material differences between the consolidated financial information of the Group for the Relevant Periods published by the Company pursuant to the applicable laws and regulations in Hong Kong on the one hand, and the consolidated financial information of BOC Hong Kong Group for the Relevant Periods to be disclosed by BOC in its Prospectuses on the other hand, is to: firstly, present the consolidated financial information of the Group for the Relevant Periods on a comparative basis by setting them out as if they have been prepared in accordance with HK GAAP/HKFRSs and IFRS; and secondly, present a reconciliation of the profit after tax/net assets of the Group prepared under HK GAAP/HKFRSs to the profit after tax/net assets of the Group prepared under IFRS. The Group's consolidated financial information prepared in accordance with IFRS has not been audited.

The major differences between HK GAAP/HKFRSs and IFRS, which arise from the difference in measurement basis and the timing difference in the initial adoption of HKFRSs and IFRS relate to the following:

- approaches in determining loan loss allowance;
- re-measurement of carrying value of treasury products including classification and measurement of certain securities and measurement of non-trading derivatives;
- restatement of carrying value of bank premises; and
- deferred taxation impact arising from the above different measurement basis.

Effective 1 January 2005, the approaches adopted in determining loan loss allowances under HKFRSs and IFRS have converged and there will be no differences going forward. The differences arising from re-measurement of carrying value of treasury products will gradually reverse in future. The differences relating to the restatement of carrying value of bank premises as a result of the election of the different measurement basis allowed under both HKFRSs and IFRS will be recurring in the future.

Consolidated financial information prepared in accordance with HK GAAP (for the years ended 31 December 2003 and 2004)/HKFRSs (for the year ended 31 December 2005)

The Group's consolidated financial information for the Relevant Periods, prepared in accordance with HK GAAP (for the years ended 31 December 2003 and 2004)/HKFRSs (for the year ended 31 December 2005), are as follows:

	Year ended 31 December 2003 *HK$'m*	Year ended 31 December 2004 *HK$'m*	Year ended 31 December 2005 *HK$'m*
Net interest income	12,874	11,193	12,874
Net fees and commission income	2,997	3,221	3,053
Net trading income	899	1,123	1,674
Other operating income	483	320	295
Operating income	17,253	15,857	17,896
Operating expenses	(5,658)	(5,505)	(5,730)
Operating profit before provisions/impairment on advances	11,595	10,352	12,166
(Charge for)/Write-back of bad and doubtful debt	(1,671)	1,628	–
Reversal of loan impairment allowances on advances	–	–	2,645
Operating profit	9,924	11,980	14,811
Write-back of restructuring provisions	–	–	209
Net (loss)/gain from disposal/revaluation of fixed assets	(756)	1,363	50
Net (loss)/gain from disposal of/fair value adjustments on investment properties	(365)	721	1,396
Net gain/(loss) from early redemption of held-to-maturity securities	–	2	(4)
Net loss from disposal of available-for-sale securities	–	–	(104)
Reversal of impairment losses on held-to-maturity securities	30	–	12
Net loss on disposal of subsidiaries	(1)	–	(10)
Net gain on disposal of an associate	–	50	–
(Provisions)/Reversal of impairment losses on interests in associates	(132)	152	4
Share of profits less losses of associates	(9)	(16)	4
Profit before taxation	8,691	14,252	16,368
Taxation	(589)	(2,131)	(2,710)
Profit for the year	8,102	12,121	13,658

The Standard
Date - 2 MAY 2006

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

	Year ended 31 December 2003 HK$'m	Year ended 31 December 2004 HK$'m	Year ended 31 December 2005 HK$'m
Assets			
Segment assets	761,394	796,486	821,870
Interests in associates	278	62	61
Unallocated corporate assets	915	228	174
	762,587	796,776	822,105
Liabilities			
Segment liabilities	699,530	726,506	737,845
Unallocated corporate liabilities	1,640	510	3,527
	701,170	727,016	741,372
Net assets	61,417	69,760	80,733
Other information			
Additions of fixed assets	369	450	569
Depreciation	611	585	566
Contingent liabilities and commitments	149,139	154,452	161,687

Consolidated financial information (unaudited) prepared in accordance with IFRS

The Group's consolidated financial information (unaudited) for the Relevant Periods, prepared in accordance with IFRS, are as follows:

	Year ended 31 December 2003 HK$'m	Year ended 31 December 2004 HK$'m	Year ended 31 December 2005 HK$'m
Interest income	17,827	15,524	26,503
Interest expense	(4,912)	(4,485)	(13,000)
Net interest income	12,915	11,039	13,503
Fees and commission income	3,375	3,894	3,827
Fees and commission expense	(557)	(774)	(968)
Net fees and commission income	2,818	3,120	2,859
Net trading income	1,539	1,877	1,789
Net gains/(losses) on investment securities	(273)	157	(82)
Other operating income/(expense)	(114)	1,685	2,254
Net gains/(losses) on sale of shares in a subsidiary	(1)	–	(10)
Impairment (losses)/write back on loans and advances	24	2,522	2,502
Other operating expenses	(5,776)	(5,607)	(5,690)
Operating profit	11,132	14,793	17,125
Share of results of associates	(4)	(7)	2
Profit before income tax	11,128	14,786	17,127
Income tax expense	(1,026)	(2,420)	(2,738)
Profit for the year	10,102	12,366	14,389
Segment assets	771,991	802,249	815,886
Investments in associates	138	62	61
Total assets	772,129	802,311	815,947
Segment liabilities	708,338	733,045	740,365
Segment net assets	63,791	69,266	75,582
Other segment items:			
Capital expenditure	369	450	569
Depreciation and amortization	733	731	522
Credit commitments	149,139	154,452	161,687

Reconciliation of profit after tax/net assets prepared under HK GAAP (for the years ended 31 December 2003 and 2004)/HKFRSs (for the year ended 31 December 2005) (as extracted from the Group's Consolidated Profit and Loss Accounts and Consolidated Balance Sheets for the Relevant Periods) to profit after tax/net assets prepared under IFRS

The following table presents the reconciliations of profit after tax and net assets of the Group prepared under HK GAAP/HKFRSs and IFRS. The notes numbered (1) to (4) to the following table explain the adjustments made as a result of the differences between HK GAAP/HKFRSs and IFRS. Due to the differences between HK GAAP/HKFRSs and IFRS in income statement presentation and the classification of income statement items, a line-by-line comparison of the Group's consolidated financial information for the Relevant Periods prepared under the two accounting bases is not meaningful.

	Note	Year ended 31 December 2003 HK$'m Profit after tax	Net assets	Year ended 31 December 2004 HK$'m Profit after tax	Net assets	Year ended 31 December 2005 HK$'m Profit after tax	Net assets
Profit after tax/net assets prepared under HK GAAP/HKFRSs		8,102	61,417	12,121	69,760	13,658	80,733
Add: IFRS adjustments–							
Loan loss allowance	(1)	1,826	3,134	754	4,015	(172)	–
Re-measurement of carrying value of treasury products	(2)	67	(850)	576	(448)	465	70
Restatement of carrying value of bank premises	(3)	544	1,011	(797)	(3,337)	439	(6,248)
Deferred tax adjustments	(4)	(437)	(921)	(288)	(724)	(69)	1,027
Other adjustments		–	–	–	–	68	–
Profit after tax/net assets prepared under IFRS		10,102	63,791	12,366	69,266	14,389	75,582

(1) Loan loss allowance

Such adjustments were mainly due to the different approaches used to determine loan loss allowance under different accounting standards. Before 2005, the provisioning approach adopted by the Company mainly followed the guidelines issued by the Hong Kong Monetary Authority. This approach was different from the requirements of IFRS under which impairment losses assessment is based on the estimated future cash flows of the loans or group of loans as of each balance sheet date.

Effective 1 January 2005, the provisioning approach adopted under HKFRSs and IFRS was aligned. Due to the difference in the timing of first adoption of HKFRSs and IFRS, impairment charges to the profit and loss account under HKFRSs and IFRS for 2005 were different.

(2) Re-measurement of carrying value of treasury products

(i) Non-trading derivatives held for hedging purposes were not required to be marked to market under HK GAAP before 2005. Therefore, adjustments have been made to re-measure such non-trading derivatives held for hedging purposes at their fair value under IFRS.

(ii) Classification and measurement of certain investment securities under HK GAAP and IFRS were different before 2005, in particular there was no available-for-sale category under HK GAAP. Therefore, investment securities were reclassified and remeasured in accordance with IAS 39 and to align with the accounting policies of BOC for the Relevant Periods.

(3) Restatement of carrying value of bank premises

The Company has elected revaluation basis rather than cost basis to account for bank premises under HK GAAP/HKFRSs. On the contrary, BOC has elected cost convention under IFRS. Therefore, adjustments have been made to restate the carrying value of bank premises as well as to re-calculate the depreciation charge and disposal gain/loss under IFRS.

(4) Deferred tax adjustments

These represent the deferred tax effect of the aforesaid adjustments.

Definitions

In this document, unless the context otherwise requires, the following expressions have the following meanings:

"Board"	means the board of directors of the Company;
"BOC"	means Bank of China Limited;
"BOC (BVI)"	means BOC Hong Kong (BVI) Limited;
"BOCHK Group"	means BOC Hong Kong (Group) Limited;
"Company"	means BOC Hong Kong (Holdings) Limited;
"Global Offering"	means the listing of the shares of BOC on the Hong Kong Stock Exchange Limited and the global offering of BOC's shares;
"Group"	means the Company and its subsidiaries;
"HKFRSs"	means the Hong Kong Financial Reporting Standards;
"HK GAAP"	means the Hong Kong Generally Accepted Accounting Practice;
"HKASs"	means the Hong Kong Accounting Standards;
"IFRS"	means the International Financial Reporting Standards;
"Prospectus(es)"	means one or more prospectus(es) or offering circular(s) issued by BOC in connection with the Global Offering; and
"Relevant Periods"	means the years ended 31 December 2003, 31 December 2004 and 31 December 2005.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 28 April 2006

As at the date hereof, the Board comprises: Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. HUA Qingshan*, Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Wai-Hok Savio** and Mdm. YANG Linda Tsao**.*

* *non-executive directors*
** *independent non-executive directors*

Our Ref : BS(2006)126(JL) File No.82-34675

2 May 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose a copy of each of the following documents for your attention:

(a) Circular to Shareholders in relation to Connected and Discloseable Transaction and Continuing Connected Transactions; and
(b) Proxy Form for Extraordinary General Meeting.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

..../ page 2

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong 電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com 傳真 Fax: (852) 2810 5830

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jacqueline Lee
Assistant Company Secretary

Encl.

香港花園道一號五十二樓 電話 Tel: (852) 2846 2700

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The circular is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities of the Company.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **BOC Hong Kong (Holdings) Limited (中銀香港(控股)有限公司)**, you should at once hand this circular with the accompanying form of proxy to the purchaser or transferee or to the bank or licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 2388)

CONNECTED AND DISCLOSEABLE TRANSACTION

AND

CONTINUING CONNECTED TRANSACTIONS

Financial Adviser to the Company in respect of the Purchase

KPMG

KPMG Corporate Finance Limited

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

ROTHSCHILD

A letter from the Independent Board Committee is set out on page 13 of this circular. A letter from Rothschild to the Independent Board Committee and the Independent Shareholders is set out on pages 14 to 24 of this circular.

A notice convening an extraordinary general meeting of the Company to be held at 3:30 pm or immediately after conclusion of the Company's Annual General Meeting to be held on the same day, whichever is later, on 26 May 2006 at Meeting Room 401, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong is set out on pages 29 to 30 of this circular. A form of proxy for use at the extraordinary general meeting is enclosed. If you are unable to attend and vote at the extraordinary general meeting or any adjourned meeting in person, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon and return it to the registered office of the Company (currently situated at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong) as soon as possible, but in any event not less than 48 hours before the time appointed for holding such meeting or any adjourned meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the extraordinary general meeting or any adjourned meeting should you so wish.

2 May 2006

CONTENTS

Page

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"2005 Announcement"	an announcement made on 4 January 2005 announcing the types, together with annual caps, of continuing connected transactions with BOC and its associates;
"Announcement"	the announcement of the Company dated 11 April 2006 in relation to the Transactions;
"Articles of Association"	the articles of association of the Company (as adopted, amended or modified from time to time);
"associate(s)"	has the same meaning ascribed to it in the Listing Rules;
"Board"	the Board of Directors of the Company;
"BOC"	Bank of China Limited, a joint stock limited liability company established under the laws of the PRC primarily engaged in commercial banking activities and the indirect holder of approximately 66% of the equity capital in the Company;
"BOC Insurance"	Bank of China Group Insurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC, the principal activities of which are the offering of general insurance services other than life insurance;
"BOCG Insurance Tower"	BOCG Insurance Tower, 134-136 Des Voeux Road, Central, Hong Kong, Inland Lot No. 4795, which is held under Government Lease for a term of 999 years from 26 June 1843;
"BOC Life"	BOC Group Life Assurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC Insurance;
"BOC Life Shares"	the 44,268,000 ordinary shares of HK$10.00 each in the capital of BOC Life to be conditionally purchased by the Company;
"BOC Macau Branch"	the branch of BOC in Macau;
"BOCHK"	Bank of China (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company, and, where appropriate, including its subsidiary banks Nanyang Commercial Bank Limited and Chiyu Banking Corporation Limited;
"BOCI"	BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC, the principal activity of which is the offering of investment banking services;
"Business Day"	a day (excluding Saturdays) on which banks are generally open for business in Hong Kong;
"Central SAFE"	Central SAFE Investments Ltd. (previously known as China SAFE Investments Ltd);
"Companies Ordinance"	the Companies Ordinance, Chapter 32 of the Laws of Hong Kong;

"Company"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong, the Shares of which are listed on the Stock Exchange;
"Completion"	completion of the Sale and Purchase Agreement in accordance with its terms;
"Conditions Precedent"	the conditions precedent for Completion under the Sale and Purchase Agreement, details of which are set out in the sub-section entitled "Conditions Precedent" under the section entitled "Acquisition of BOC Life" in the letter from the Board contained in this circular;
"Conditions Fulfilment Date"	the date on which the Conditions are fulfilled (or waived, if appropriate) but in any event no later than 30 September 2006 or such later date as the Company and BOC Insurance may agree in writing;
"Connected Person(s)"	has the meaning as ascribed to it in the Listing Rules;
"Continuing Connected Transactions"	the interbank capital markets transactions described under the heading "Continuing Connected Transactions";
"Controlling Shareholder"	has the meaning as ascribed to it in the Listing Rules;
"Director(s)"	director(s) of the Company;
"EGM"	an extraordinary general meeting of the Shareholders (other than BOC and its associates) to be held on 26 May 2006 to consider, and if thought fit, approve the Transactions;
"Existing Caps"	the annual caps for interbank capital markets transactions for 2006 and 2007 as announced in the 2005 Announcement;
"Group"	the Company and its subsidiaries;
"HKMA"	the Hong Kong Monetary Authority;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Hong Kong GAAP"	Hong Kong Generally Accepted Accounting Principles;
"Independent Board Committee"	a committee of the Board comprising Mr. Tung Chee Chen (Chairman of the Independent Board Committee), Dr. Fung Victor Kwok King, Mr. Shan Weijian, Mr. Tung Savio Wai-Hok and Mdm. Linda Tsao Yang, all being independent non-executive directors of the Company;
"Independent Shareholders"	shareholders of the Company who do not have any material interest in the Transactions;
"Insurance Companies Ordinance"	the Insurance Companies Ordinance, Chapter 41 of the Laws of Hong Kong;
"KPMG"	KPMG, a Hong Kong Partnership, and the Hong Kong member firm of KPMG International, a Swiss cooperative;

"KPMG Corporate Finance"	KPMG Corporate Finance Limited, a corporation licensed under the SFO to carry out Type 6 regulatory activity (advising on corporate finance);
"Latest Practicable Date"	26 April, 2006, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange (and a "Rule" means a rule of the Listing Rules);
"New Annual Cap"	the new annual cap for the year ending 31 December 2008 in respect of interbank capital markets transactions between the Company and BOC and its associates;
"PRC" or "China"	the People's Republic of China which, for the purposes of this circular only, excludes Taiwan and the special administrative regions of Macau and Hong Kong;
"Purchase"	the proposed purchase of BOC Life Shares and the entering into of the Shareholders' Agreement;
"Purchase Price"	HK$900 million, being the purchase price for the BOC Life Shares as set out in the Sale and Purchase Agreement;
"Revised Caps"	the revised annual caps for each of the years ending 31 December 2006 and 31 December 2007 in respect of interbank capital markets transactions between the Company and BOC and its associates;
"Rothschild"	N M Rothschild & Sons (Hong Kong) Limited, a corporation licensed under the SFO to carry on Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities as defined under the SFO is the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Transactions;
"Sale and Purchase Agreement"	the Sale and Purchase Agreement entered into on 11 April 2006 pursuant to which the Company will conditionally purchase the BOC Life Shares from BOC Insurance;
"Services and Relationship Agreement"	the Services and Relationship Agreement among, inter alia, the Company and BOC dated 6 July 2002 (as amended and supplemented from time to time);
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share(s)"	ordinary shares of par value HK$5.00 each in the share capital of the Company;
"Shareholders" or "Members"	the shareholders of the Company;
"Shareholders' Agreement"	the Shareholders' Agreement, to be entered into on the date of Completion, between the Company and BOC Insurance;
"Stock Exchange"	the Stock Exchange of Hong Kong Limited;

"Subsidiary(ies)"	has the meaning as ascribed to it in the Companies Ordinance;
"Substantial Shareholder"	has the meaning as ascribed to it in the Listing Rules;
"Transactions"	the Purchase and the Continuing Connected Transactions; and
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 2388)

Board of Directors:
* Mr. XIAO Gang (Chairman)
* Mr. SUN Changji (Vice-chairman)
Mr. HE Guangbei (Vice-chairman and Chief Executive)
* Mr. HUA Qingshan
* Mr. LI Zaohang
* Mr. ZHOU Zaiqun
* Mdm. ZHANG Yanling
** Dr. FUNG Victor Kwok King
** Mr. KOH Beng Seng
** Mr. SHAN Weijian
** Mr. TUNG Chee Chen
** Mr. TUNG Savio Wai-Hok
** Mdm. YANG Linda Tsao

* *non-executive directors*
** *independent non-executive directors*

Registered Office:
52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

2 May 2006

To the Shareholders

Dear Sir or Madam

CONNECTED AND DISCLOSEABLE TRANSACTION AND CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

Reference is made to the Announcement of the Company dated 11 April 2006 relating to, among other things, the Transactions.

Pursuant to the Sale and Purchase Agreement, the Company will acquire from BOC Insurance 51% of the entire outstanding issued capital of BOC Life for a consideration of HK$900 million, subject to the terms and conditions of the Sale and Purchase Agreement. The principal business of BOC Life is the provision of life insurance services to customers in Hong Kong. The Purchase will give the Company control of BOC Life and the accounts of BOC Life will be consolidated into the accounts of the Company upon completion of the Purchase.

The obligations of the Company and BOC Insurance are subject to the fulfilment of the Conditions Precedent.

In the ordinary course of its business, the Group conducts certain continuing connected transactions with BOC and its associates that have been disclosed in the 2005 Announcement and annual caps were assigned to these continuing connected transactions for each of the three years ending 31 December 2007. The Company intends to revise the Existing Caps for the two years ending 31 December 2007 and to set a New Annual Cap for the year ending 31 December 2008 in respect of the interbank capital markets transactions with BOC and its associates.

The main purposes of this circular are:

(a) to provide you with further information on details of the Sale and Purchase Agreement and the transactions contemplated thereunder;

(b) to provide you with further details of the proposed Revised Caps and New Annual Cap;

(c) to set out the letter of advice from Rothschild to the Independent Board Committee and the Independent Shareholders; and

(d) to provide notice of the EGM to the Shareholders.

An Independent Board Committee, comprising of Mr. Tung Chee Chen (Chairman of the Committee), Dr. Fung Victor Kwok King, Mr. Shan Weijian, Mr. Tung Savio Wai-Hok and Mdm. Linda Tsao Yang, all being independent non-executive directors of the Company, has been formed to advise the Independent Shareholders in respect of the Sale and Purchase Agreement and the transactions contemplated thereunder, the proposed Revised Caps and the New Annual Cap. A sixth independent non-executive director, Mr. Koh Beng Seng, was appointed to the Board on 23 March 2006 after the formation of the IBC, and hence is not a member of the Independent Board Committee, which was formed in January 2006. As an independent non-executive director, Mr. Koh will be included in all future independent board committees provided no conflict exists. Rothschild has also been appointed to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness regarding the terms of the Transactions.

ACQUISITION OF BOC LIFE

Pursuant to the Sale and Purchase Agreement, dated 11 April 2006, between BOC Insurance as the vendor and the Company as the purchaser, the Company has conditionally agreed to acquire 51% of the entire outstanding issued share capital of BOC Life.

Consideration and payment

The Sale and Purchase Agreement was negotiated and entered into on an arm's length basis and normal commercial terms. The consideration to be paid by the Company to BOC Insurance under the Sale and Purchase Agreement shall be HK$900 million in cash, to be funded from internal resources of the Company and payable in full at Completion.

Conditions Precedent

The Sale and Purchase Agreement is conditional upon, amongst other things, the following conditions having been fulfilled or waived by the relevant parties if applicable:

(a) bring-down due diligence being satisfactory to the Company;

(b) the passing by the Independent Shareholders of resolutions in the EGM approving the Sale and Purchase Agreement and the transactions thereunder;

(c) the approval of the Insurance Authority of Hong Kong to the Company becoming a controller (as defined in the Insurance Companies Ordinance) of BOC Life;

(d) BOC Life having assigned BOCG Insurance Tower, which it currently owns, to BOC Insurance at HK$255,073,613, which is the book value of BOCG Insurance Tower as reflected on the 2005 audited accounts of BOC Life. After retention of the proceeds from the sale there will be no change to the net asset value of BOC Life as a result of the sale;

(e) all necessary consents having been obtained by BOC Life in respect of reinsurance treaties entered into between BOC Life and certain reinsurers that contain change of control restrictions; and

(f) the warranties given by BOC Insurance in favour of the Company under the Sale and Purchase Agreement remaining true and accurate in all respects and not misleading in any respect as at Completion.

None of the above conditions have been fulfilled as of the Latest Practicable Date. If the above conditions are not fulfilled on or before 30 September 2006 or such later date as may be agreed between the parties, the Sale and Purchase Agreement will cease to be of any effect save for any antecedent breach. Completion of the Purchase is expected to take place on or soon after 1 June 2006.

Valuation

The Purchase Price of the BOC Life Shares of HK$900 million has been determined by the Company through arm's length negotiations and on normal commercial terms with reference to the appraisal value of BOC Life as at 31 December 2005 as derived from its unaudited management accounts. The appraisal value, reflecting the value of the business in force, the potential for future business and the net asset value of BOC Life, as of such date was reviewed by KPMG in their capacity as actuarial and accounting advisers to the Company. KPMG issued a report on an estimate of a range of the appraisal valuation of BOC Life by performing a sensitivity analysis based on a range of rates that reflect different levels of risk environment and business conditions. The appraisal value of BOC Life as appraised by KPMG is in the range of HK$1,200 million to HK$1,500 million, with best estimate at HK$1,312 million, equivalent to a range of HK$612 million to HK$765 million, with best estimate at HK$669 million, for the 51% equity stake.

The appraisal valuation is principally based on the unaudited management accounts of BOC Life as at 31 December 2005, as well as the values of in-force and future businesses projected using BOC Life's actuarial model and the assumptions set out in the paragraph below.

In estimating the appraisal value in connection with the Purchase, KPMG has among other things considered the following key assumptions:

- 10% growth per year in new business for the next 20 years. The 20 year period is commonly used as a benchmark in similar transactions in Hong Kong and the growth rate was determined on the basis of historical growth rate and the outlook on the stability of the distribution channel of BOC Life. However, the growth rate did not factor in any synergistic effects of the Purchase.

- A 13% and a 15% risk discount rate for in-force business and new business of BOC Life, respectively.

- That 20% of future profits generated from both old and new business of BOC Life would be derived from income from non-taxable investments.

- That future return on investments would be 5% based on the historical investment return of BOC Life and the future outlook of the asset mix, expected return and associated risks.

These assumptions are not in the nature of profit forecasts where Rules 14.61 and 14.62 of the Listing Rules would apply.

Further advice on valuation, including information on market comparables, was provided by KPMG Corporate Finance.

The Company determined the Purchase Price after taking into account the advice of these advisers, valuation of comparable companies and recent comparable transactions in the region, as well as certain commercial benefits offered to the Company by the acquisition of a majority interest in BOC Life, including the opportunity cost of not having to seek another target in a limited market, compatibility with the Company's strategic plan to become a comprehensive financial services group in Hong Kong, familiarity with BOC Life's business and management, and the history of cooperation that will ensure smooth and expeditious integration of BOC Life into the Company's business.

Shareholders' Agreement

Completion of the Purchase will also be conditional on the Company and BOC Insurance entering into the Shareholders' Agreement. The principal terms of the Shareholders' Agreement include the following:

(a) the Company will be entitled to nominate four of the eight directors including the chairman of the Board who has a casting vote and the Company will thereby be able to control BOC Life;

(b) the Company will be entitled to nominate senior management of BOC Life and to request that members of senior management be terminated, and to require BOC Insurance to procure its directors ensure that such appointments or terminations are effected;

(c) BOC Insurance will undertake not to compete with or solicit employees or customers from BOC Life for a period of two years;

(d) either shareholder will have a right of first refusal on future disposition of shares of BOC Life to third parties;

(e) the Company will undertake on a best efforts basis to give BOC Life no less than 70% of its life insurance business by value of new business premiums written and will allow BOC Life to station its staff in the branches and wealth management centres of the Company's subsidiary banks subject to applicable law and regulation; and

(f) BOC Insurance will undertake to use it best endeavours to assist the Company to develop life insurance business in the PRC upon the request of the Company.

Reasons for and benefits of the Purchase

The Company considers this acquisition to be a key component of its long-term strategic business plan to offer comprehensive financial services with full product manufacturing capabilities in commercial banking, insurance, asset management, stock brokerage, and certain investment banking services. Through the acquisition, the Company will obtain a controlling stake in BOC Life and therefore the power to determine the direction of its management. BOC Life will then become an integral part of the Company's group structure. The major benefits of this proposed acquisition are:

- It will diversify the Group's sources of revenue and expand the scope of fee-based business. The addition of insurance revenue would lessen the Group's reliance on pure commercial banking fee income in its non-interest income category.

- It will improve the future profitability of the Group. The Company intends to restructure its sales and marketing efforts for insurance products by using successfully tried bancassurance models and by stationing insurance professionals in bank branches and wealth management centres, all of which is expected to result in much higher sales volume spread over a wider product range.

- The alliance with BOC Life will enable the Group to more effectively develop the life insurance business and strengthen the Group's ability in directing future life insurance product development. The latent value of BOCHK's customer base is tangible and can be further exploited. Through customising products for the Group's customers, close cooperation with BOC Life is expected to improve product quality and features, and thereby enhance overall marketing efforts and customer satisfaction.

- The acquisition will strengthen BOCHK's position as a leading financial services group in Hong Kong. The inclusion of life assurance business into the core business of the Group will enhance BOCHK's position in the financial market.

- BOC Life has a history of close cooperation with BOCHK and therefore its products and management are familiar to the Group. Integration would be relatively simple and non-disruptive to the Group's operations. BOC Life has all the relevant licenses and regulatory approvals for conducting life assurance business in Hong Kong.

Information regarding the Group and BOC Insurance

The Group is principally engaged in commercial banking business in Hong Kong. The Group offers a comprehensive range of financial products and services to retail and corporate customers. BOCHK, the Company's principal operating subsidiary, is one of the three bank note issuing banks in Hong Kong. In addition, the Group has 14 branches in China to meet the cross-border banking needs of its Hong Kong and China customers. The Group is the second largest commercial banking group in Hong Kong in terms of assets and customer deposits. The Group's three principal lines of business are retail banking, corporate banking and treasury operations.

BOC Insurance is a company incorporated under the laws of Hong Kong and is principally engaged in the business of underwriting general insurance policies other than life insurance.

Information regarding BOC Life

BOC Life was incorporated in Hong Kong on 12 March 1997. It is wholly owned by BOC Insurance, which will retain a 49% interest after the acquisition. Currently the business of BOC Life is principally offering life insurance policies exclusively in Hong Kong, mainly through the distribution network of insurance agents who are employed by BOCHK. BOC Life is also engaged to a lesser extent in writing life insurance policies linked to investment products and retirement scheme management. Linked insurance policies and retirement scheme management made up approximately 11.63% of the gross premium income of BOC Life written in 2005. In terms of type of premium, single-premium type policies represents the largest portion of BOC Life's business.

Key audited financial data of BOC Life based on Hong Kong GAAP for the last 3 financial years are as follows:

	Year ended 31 December		
HK$ million	**2005**	**2004**	**2003**
Total assets	9,343	5,968	4,307
Total investment securities	7,890	5,378	3,797
Total shareholders' funds	979	747	331
Gross underwriting income	3,639	2,327	1,549
Net investment income	12	331	226
Total income	3,687	2,660	1,775
Profit before tax	141	94	22
Profit after tax	204	94	22

CONTINUING CONNECTED TRANSACTIONS

The Group conducts a wide range of continuing connected transactions with BOC and its associates in the ordinary and usual course of its business on normal commercial terms. At the time of the listing of the Company on the Stock Exchange, a waiver for the three-year period ending 31 December 2004 was granted with respect to these continuing connected transactions, a condition of such waiver being that some, but not all, continuing connected transactions were subject to an annual cap. Interbank capital markets transactions with BOC and its associates were waived from strict compliance with the Listing Rules at the time of listing with no annual cap. When the waiver expired at the end of 2004, the 2005 Announcement was issued and caps were imposed for all the continuing connected transactions for the three-year period ending 31 December 2007. The annual cap for interbank capital markets transactions for each of the three years ending December 31, 2007 was set at HK$3,500 million, the maximum amount available without exceeding the relevant thresholds in the Listing Rules that required independent shareholder approval.

Interbank capital markets transactions refer to sales and purchases of debt and other securities between the Group and BOC and its associates on issue and in the secondary market. The Group conducts such transactions with reference to prevailing market rates and pursuant to the Services and Relationship Agreement, in which BOC has agreed to, and agreed to procure that its associates, enter into all future arrangements with the Group on an arm's-length basis, on normal commercial terms and at rates no less favourable than those offered to independent third parties.

The Group conducts three types of these transactions as follows:

- *Sale of exchange fund bills and notes issued by HKMA* – BOCHK has been appointed by HKMA as one of the market makers for these securities, and therefore has the obligation to quote a price and trade such bills and notes at the quoted price if so requested by a potential purchaser. The volume of these trades has been very variable, but at times there has been a large volume of exchange fund securities transactions between BOC Macau and BOCHK. In 2005 these trades used up most of the available trading under the cap set out in the 2005 Announcement, thereby preventing the Group from entering into any other interbank capital markets transactions with BOC or its associates including BOC Macau. In contrast, in 2004, BOC Macau purchased no exchange fund bills or notes from BOCHK at all. However, while the volume may be very volatile, BOCHK remains a passive partner in these transactions.

- *Securities transactions* – These primarily take the form of subscription for bonds issued or underwritten by BOCI, or sales or purchases of bonds to or from BOC head office or branches of BOC. Such sales are not frequent and are opportunistic. If an opportunity arises for a favourable transaction, the Group would like to be able to pursue it. No such opportunities arose in 2004, but in 2005 the Group was constrained from doing any of these deals because the exchange fund transactions had used up the cap.

- *Customer bond trading* – The Group has begun to provide bonds to financial institution counterparties, including BOC and its branches, for on-sale to their customers. For risk management reasons or at the request of the counterparty, these transactions may be done on a principal-to-principal basis between BOCHK and BOC, and therefore would be counted under the cap. Such transactions with BOC were restricted in 2005 because of the cap.

Rule 14A.35(1) requires continuing connected transactions to be governed by written agreement(s) for a fixed term of not exceeding three years, except in special circumstances. The Group entered into a supplemental agreement in March 2006 that amends the term of the provisions in the Services and Relationship Agreement that relate to interbank capital markets transactions so that they will expire on 31 December 2008.

Reasons for and benefits of the increased caps

As a result of the following factors that lead to extreme volatility in trading from year to year and unpredictability of the volume of trades in any given year, the proposed caps have been set at the levels set out below:

- As a market maker, BOCHK is in a passive position in conducting sales of exchange fund bills and notes. BOCHK is very concerned that it may be put in a position where it is unable to fulfil its obligations to HKMA to quote a price as a market maker merely because it is constrained by the cap imposed pursuant to the Listing Rules.

- Bond trading for customers of interbank counterparties has only recently commenced. The Company expects to develop this business rapidly through its bank customers, including BOC. Therefore, transaction volumes, although small at the moment, are expected to increase rapidly and substantially.

- Interbank bond transactions are expected to increase significantly with all PRC banks, including branches of BOC, as restrictions on financial transactions in Mainland China ease.

The Revised Caps and New Annual Cap

Accordingly, the Company seeks to establish caps that it believes will be adequate to meet the maximum amount of trades that may be contemplated from 2006 to 2008. The Company intends to set Revised Caps to revise the Existing Caps for the two years ending 31 December 2007 (that are currently both set at HK$3.5 billion) and to set a New Annual Cap for the year ending 31 December 2008 at HK$14 billion, HK$18 billion and HK$22 billion in 2006, 2007 and 2008 respectively.

The Revised Cap of 2006 is based on the assumption that exchange fund transactions could reach HK$6.44 billion, interbank bond transactions HK$5.25 billion, and customer bond trading HK$2 billion. The Company has allowed for a 20% increase in 2007 and 2008, which it believes to be reasonable. Since the level of uncertainty is higher for 2007 and 2008 than for 2006, the Company has also included a small cushion to allow for the possibility of even faster growth than currently anticipated.,

The table below sets out the historical value of debt and other securities traded by the Group with BOC and its associates since 2002. In calculating the values for such transactions, purchases and sales are aggregated together.

	Interbank capital markets transactions *(HK$ million)*			
	2002	**2003**	**2004**	**2005**
Historical Values	2,869	5,926	0	3,223
Cap	None	None	None	3,500

GENERAL

As at the Latest Practicable Date, BOC indirectly controls approximately 66% of the issued share capital of the Company and is the Controlling Shareholder and therefore a Substantial Shareholder of the Company, and it and each of its associates is a Connected Person of the Company for the purposes of the Listing Rules. The Purchase and the Revised Caps and New Annual Cap are therefore connected transactions of the Company under the Listing Rules that require approval by the Independent Shareholders. BOC and its associates will abstain from voting in the EGM to approve the Purchase and the Revised Caps and New Annual Cap.

Based on the results of the calculations for the applicable percentage ratios as set out under Chapter 14 of the Listing Rules, the Purchase also constitutes a discloseable transaction of the Company under the Listing Rules.

EXTRAORDINARY GENERAL MEETING

A notice convening the EGM to be held on 26 May 2006 at at 3:30 pm or immediately after conclusion of the Company's Annual General Meeting to be held on the same day, whichever is later, or any adjournment thereof is set out on pages 29 to 30 of this circular for the purpose of considering and, if thought fit, passing, among other things, the resolutions in respect of the Purchase, the Revised Caps and the New Annual Cap. A form of proxy for use by the Independent Shareholders at the EGM is enclosed. Whether or not you are able to attend the meeting in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the registered office of the Company at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding such meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting thereof (as the case may be) and in such event, the relevant forms of proxy shall be deemed to be revoked.

VOTING BY POLL

By virtue of the Listing Rules, the votes for approving the resolutions in respect of the Transactions are required to be taken by way of a poll.

According to the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(i) the chairman of the meeting;

(ii) at least three Members present in person (or in the case of a Member being a corporation, by its duly authorised representative) or by proxy and entitled to vote at the meeting;

(iii) any Member or Members present in person (or in the case of a Member being a corporation, by its duly authorised representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Members having the right to attend and vote at the meeting; or

(iv) any Member or Members present in person (or in the case of a Member being a corporation, by its duly authorised representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to or not less than one-tenth of the total sum paid up on all shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands, been carried unanimously or by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minute book of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against such resolution.

Notwithstanding the procedures set out in the Articles of Association, as a good corporate governance practice, the Board has resolved that as a matter of policy, all resolutions put to Shareholders at general meetings will be voted on by poll.

RECOMMENDATION

Your attention is drawn to the letter from the Independent Board Committee and the letter from Rothschild containing its recommendations to the Independent Board Committee and the Independent Shareholders in relation to the Purchase, the Revised Caps and the New Annual Cap.

After taking into account the principal factors and reasons considered by Rothschild and its recommendations, the Independent Board Committee is of the opinion that the Purchase, the Revised Caps and the New Annual Cap are in the interests of the Company and its Shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolutions as set out in the notice of EGM for the approval of the Purchase, the Revised Caps and the New Annual Cap.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
XIAO Gang
Chairman

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 2388)

2 May 2006

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED AND DISCLOSEABLE TRANSACTION AND CONTINUING CONNECTED TRANSACTIONS

We refer to the circular dated 2 May 2006 of the Company (the "Circular") of which this letter forms part. Terms defined in the Circular shall have the same meanings herein unless the context otherwise requires.

We have been appointed as the Independent Board Committee to advise you as to whether, in our opinion, the Purchase and the proposed Revised Caps and the New Annual Cap are in the interests of the Company and its shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Rothschild has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Purchase and the proposed Revised Caps and the New Annual Cap.

We wish to draw your attention to the "Letter from the Board" set out on pages 6 to 12 of the Circular, and the letter from Rothschild to the Independent Board Committee and Independent Shareholders set out on pages 14 to 24 of the Circular which contains its opinion in respect of the Purchase and the proposed Revised Caps and New Annual Cap.

Having taken into account the advice of Rothschild and its recommendation in relation thereto, we consider that the Purchase, the Revised Caps and the New Annual Cap are in the interests of the Company and its Shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend that you vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Purchase, the Revised Caps and the New Annual Cap.

Yours faithfully,
Tung Chee Chen
Fung Victor Kwok King
Shan Weijian
Tung Savio Wai-Hok
Yang Linda Tsao
Independent Board Committee

The following is the text of a letter prepared by Rothschild in connection with the Purchase, the Revised Caps and the New Annual Cap for the purposes of inclusion in this circular:

ROTHSCHILD

2 May 2006

To the Independent Board Committee
and the Independent Shareholders of
BOC Hong Kong (Holdings) Limited

Dear Sir or Madam,

CONNECTED AND DISCLOSEABLE TRANSACTION AND CONTINUING CONNECTED TRANSACTIONS

We refer to the Transactions, details of which are contained in the circular issued by the Company dated 2 May 2006 (the "Circular") of which this letter forms a part. Rothschild has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether or not the terms of the Purchase, the Revised Caps and the New Annual Cap are fair and reasonable and in the interest of the Company and the Shareholders as a whole and to advise Independent Shareholders on how to vote.

The terms used in this letter shall have the same meanings as defined elsewhere in the Circular unless the context otherwise requires.

On 11 April 2006, the Company and BOC Insurance entered into the Sale and Purchase Agreement whereby the Company conditionally agreed to purchase from BOC Insurance the BOC Life Shares (representing 51% of the entire outstanding issued capital of BOC Life) for a cash purchase price of HK$900 million. Pursuant to the Listing Rules, the Purchase constitutes a connected and discloseable transaction of the Company and accordingly, it is subject to the approval of the Independent Shareholders at the EGM by way of a poll.

In the ordinary course of its business, the Group has conducted certain continuing connected transactions with BOC and its associates that have been disclosed in the 2005 Announcement and annual caps were assigned to these continuing connected transactions for the three years ending 31 December 2007. The Company intends to revise the Existing Caps for the two years ending 31 December 2007 in respect of its interbank capital markets transactions with BOC and its associates, and to set a New Annual Cap for the year ending 31 December 2008. Pursuant to the Listing Rules, the revision and setting of these annual caps is subject to the approval of the Independent Shareholders at the EGM by way of a poll.

BOC (being a Controlling Shareholder of the Company indirectly controlling approximately 65% of the issued share capital of the Company) and its associates will abstain from voting on the ordinary resolutions to approve the Purchase, the Revised Caps and the New Annual Cap at the EGM.

In formulating our recommendation, we have relied on the information and facts supplied to us by the Company and have assumed that any representations made to us are true, accurate and complete in all material respects as at the date hereof and that they may be relied upon. We have also assumed that all information, representations and opinions contained or referred to in the Circular, are fair and reasonable and have relied on them.

We have been advised by the Directors that no material facts have been omitted and we are not aware of any facts or circumstances which would render the information provided and the representations made to us untrue, inaccurate, incomplete or misleading. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. The Directors have jointly and severally accepted full responsibility for the accuracy of the information contained in the Circular and confirmed, having made all reasonable enquiries, that, to the best of their knowledge and belief, opinions expressed in the Circular have been arrived at after due and careful consideration and there are no other facts the omission of which would make any statement in the Circular misleading. We believe that

N M Rothschild & Sons (Hong Kong) Limited
16th Floor, Alexandra House
16-20 Chater Road, Central
Hong Kong SAR

Telephone: (852) 2525-5333
Fax: (852) 2868-1728
(852) 2810-6997

we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our advice. We have not, however, conducted any independent in-depth investigation into the business and affairs of the Group or BOC Life or their respective subsidiaries or associated companies.

PRINCIPAL FACTORS AND REASONS

In arriving at our opinion, we have taken into consideration the following principal factors and reasons:

1. The Purchase

(a) Background and rationale

The Group is principally engaged in commercial banking business in Hong Kong and offers a comprehensive range of financial products and services to retail and corporate customers. Currently, the Group has three principal lines of business, namely retail banking, corporate banking and treasury operations. We note that the Board's Strategy Development Group (with the participation of the management of BOCHK and representatives from BOC) established last year has mapped out the Group's strategic plan for 2006-2011. A key component of the Group's strategic plan for 2006-2011 is to become a comprehensive financial services group in Hong Kong, with full product manufacturing and distribution capabilities. The Purchase is in line with the Group's strategic plan for 2006-2011 and demonstrates the Company's commitment to the implementation of such plan.

Insurance companies of significant scale in Hong Kong available for acquisition or joint venture cooperation are scarce. In addition, BOCHK has been a distributor of BOC Life's products since its formation and a member of BOCHK's management sits on the board of BOC Life. Therefore, BOCHK is already familiar with BOC Life's products, management and way of doing business. As a result of these factors, we are of the view that the Purchase represents an opportunity for the Company to achieve its strategic vision through an established platform with minimal execution and integration risks.

The Company believes that the Purchase can create synergies that benefit the Group and BOC Life. In particular, it is anticipated that by gaining management control in BOC Life, it would enable the Company to (i) better align the products of BOC Life with BOCHK's customer needs; (ii) enhance marketing of BOC Life's products to penetrate BOCHK's more than two million customers through utilisation of multiple channels, including wealth management centres, independent financial advisers and institutional sales teams, to target different customer segments and (iii) strengthen its wealth management platform by marketing insurance products as part of wealth management services which in turn should further enhance customer satisfaction. In addition, the Purchase should help strengthen the Group's position as a leading financial services group in Hong Kong, further diversify revenue sources of the Group into fee-based revenue and improve the future profitability of the Group.

On the above basis, we believe that the Purchase will complement the Company's development strategy of offering comprehensive and integrated financial services to its customers, thereby diversifying the Group's revenue mix and strengthening the Group's position as a leading financial services group in Hong Kong.

Pursuant to the Shareholders' Agreement (please refer to sub-paragraph (f) below for further details), upon the request of the Company, BOC Insurance shall use its best endeavours to assist BOC Life to develop life insurance business in the PRC. Independent Shareholders should note that our view above has not taken into account such possible partnership with BOC Insurance. Should this opportunity materialise, we believe it would create a promising outlook for BOC Life's future development.

(b) *Assets to be acquired*

The Company has conditionally agreed to purchase the BOC Life Shares. On completion of the Purchase, the Company will be entitled to nominate four of the eight directors of BOC Life, including the chairman of the board of directors of BOC Life who has a casting vote, and will therefore be in a position to control the board and determine the direction of management of BOC Life.

BOC Life, a wholly owned subsidiary of BOC Insurance and therefore an indirect wholly owned subsidiary of BOC, was incorporated in Hong Kong on 12 March 1997. Currently, BOC Life is principally engaged in the offering of life insurance policies exclusively in Hong Kong, mainly through BOCHK's distribution network. In 2005, life and annuity products (which mainly consist of short-term single premium products) accounted for approximately 88% of the gross premium income of BOC Life written in 2005 while investment-linked and long term products made up most of the remaining 12%.

The table below sets out certain key audited financial data of BOC Life based on Hong Kong GAAP for the three years ended 31 December 2005:

	Year ended 31 December		
HK$ million	**2005**	**2004**	**2003**
Total assets	9,343	5,968	4,307
Total investment securities	7,890	5,378	3,797
Total shareholders' funds	979	747	331
Gross underwriting income	3,639	2,327	1,549
Net investment income	12	331	226
Total income	3,687	2,660	1,775
Profit before tax	141	94	22
Profit after tax	204	94	22

Based on BOC Life's audited accounts, profit before tax improved by a compound annual growth rate of approximately 153.2% during the period 2003 to 2005 on the back of robust growth in life insurance underwriting against favorable interest rate environment. Net profit after tax of BOC Life posted a sharp increase of approximately 117.0% from 2004 to 2005, partly due to improving scale and profitability of life insurance business, but also partly due to the recognition of a deferred tax asset of approximately HK$63.5 million in 2005. The deferred tax asset was derived from accumulated tax loss carry-forwards resulting from accounting losses in BOC Life's previous years of operation, as well as the non-taxable nature of interest income from banks and certificates of deposits. Shareholders' equity of BOC Life increased by approximately 31.1% to approximately HK$979 million as at 31 December 2005 due primarily to the HK$300 million capital injection by BOC Insurance in 2004 and profit contribution in the period between 2003 and 2005.

(c) *The Purchase Price*

The Purchase Price of the BOC Life Shares is HK$900 million. We noted that the Purchase Price has been determined through arm's length negotiations and based on normal commercial terms with reference to the appraisal value of BOC Life as at 31 December 2005 as derived from its unaudited management accounts. The Purchase Price will be paid in cash from the Company's internal cash resources.

The Purchase Price represents approximately 1.80 times the net asset value of BOC Life as at 31 December 2005, approximately 8.7 times net profit after tax of BOC Life for the year ended 31 December 2005, or 12.5 times adjusted net profit after tax[1] of BOC Life for the year ended 31 December 2005, and approximately 1.35 times the appraisal value based on KPMG's actuarial valuation.

Note:

1. The adjusted net profit after tax of BOC Life for the year ended 31 December 2005 has been calculated by deducting approximately HK$63.5 million for income tax credit from the net profit after tax of BOC Life for the year ended 31 December 2005.

(d) Valuation considerations

The Company has appointed an external actuarial adviser, KPMG, to carry out an appraisal valuation of BOC Life. Appraisal valuation is commonly employed within the insurance industry to estimate the value of a company based on realistic assessment of the current adjusted net asset value, value of in-force business written to date and value of new business potential given current brand and distribution infrastructure. We understand that KPMG was engaged to estimate a range of appraisal values of BOC Life to assist BOCHK in arriving at a valuation of BOC Life. We understand the appraisal value was estimated on a stand-alone basis, without reflecting any synergies between BOCHK and BOC Life following completion of the Purchase. The appraisal value of BOC Life as appraised by KPMG is in the range of HK$1,200 million to HK$1,500 million, with best estimate at HK$1,312 million, equivalent to a range of HK$612 million to HK$765 million, with best estimate at HK$669 million for the 51% equity stake.

We noted that the Company has obtained further advice on valuation, including information on market comparables, from KPMG Corporate Finance.

We have considered, as more fully discussed below: (i) trading multiples of listed companies with similar businesses to BOC Life (the "Comparable Companies"); and (ii) trading multiples from precedent transactions (the "Comparable Transactions").

We understand the limitation of finding directly comparable listed insurers and precedent transactions involving targets with products and distribution channels largely similar to BOC Life. Nevertheless, we view that the Comparable Companies and Comparable Transactions selected below can be used as reference as they are comparable to BOC Life in terms of industry, market and size.

(i) Trading multiples of the Comparable Companies

In assessing the reasonableness of the Purchase Price, we have reviewed the trading multiples such as the price to book multiple ("P/B") and the price earnings ratio ("PER") of the Comparable Companies, all being the commonly used multiples for insurance companies. We have not included price to appraisal value multiple ("P/AV"), as appraisal values are usually not publicly available.

In selecting the Comparable Companies, we have taken into account their respective sizes, business activities and market exposures. Given the limited number of listed life insurance companies in Hong Kong, we have also considered listed companies in selected relatively developed Asian markets, including Singapore, Taiwan and Malaysia. The Comparable Companies identified carry on primarily life insurance businesses from which the majority of total operating revenue is derived, and the majority of these companies' total operating revenue comes from the four Asian markets aforementioned. We have selected Comparable Companies with market capitalisation of less than HK$5 billion and thus of similar size to BOC Life as primary comparable companies (the "Primary Comparable Companies") and market capitalisation equal to and higher than HK$5 billion as secondary comparable companies (the "Secondary Comparable Companies").

The respective trading multiples of the Comparable Companies (being an exhaustive list based on the selection criteria mentioned above) as at the Latest Practicable Date are summarised in the table below:

	Listing place	Life insurance income[1]/ Total revenue[2] *(%)*	Market capitalisation[3] *(HK$ million)*	P/B (2005)[2] *(times)*	PER (2005)[2] *(times)*
51% equity interest of BOC Life (implied by the Purchase Price)	**N/A**	**100%**	**N/A**	**1.80**	**12.5[4]**
Primary Comparable Companies (market capitalisation of less than HK$5 billion)					
Pacific Century Insurance Holdings Limited[5]	Hong Kong	100%	2,948	1.13	69.4
MAA Holdings Berhad	Malaysia	58%	1,004	1.25	11.6
Manulife Insurance (Malaysia) Berhad	Malaysia	77%	998	1.39	11.7
Taiwan Life Insurance Co. Ltd.	Taiwan	100%	4,719	1.95	11.2
High				1.95	69.4
Median				1.32	11.6
Low				1.13	11.2
Secondary Comparable Companies (market capitalisation equal to and higher than HK$5 billion)					
Great Eastern Holdings Limited	Singapore	92%	32,125	2.50	17.6
Shin Kong Financial Holding Co. Ltd.[6]	Taiwan	81%	31,731	2.97	20.2
All Comparable Companies					
High				2.97	69.4
Median				1.67	14.7
Low				1.13	11.2

Source: Bloomberg and annual reports of the Comparable Companies

Notes:

1. Life insurance income includes gross premiums and investment income derived from investments funded by policy contributions.

2. Revenue from life insurance businesses, total sales, earnings and book value based on latest published audited full year financial statements of the relevant Comparable Company available on the Latest Practicable Date.

3. Market capitalisation as at the Latest Practicable Date.

4. Based on the adjusted net profit after tax of BOC Life for the year ended 31 December 2005 which has been calculated by deducting approximately HK$63.5 million for income tax credit. Implied PER of BOC Life based on the Purchase Price is approximately 8.7 times net profit after tax for the year ended 31 December 2005.

5. Based on Pacific Century Insurance Holdings Limited's 2005 annual report, the decrease in earnings (and hence the high PER) in 2005 was primarily due to the reclassification of the investment portfolio from "trading" to "available-for-sale" following adoption of HKAS39 (one of the amendments to the Hong Kong Financial Reporting Standards concerning the transition and initial recognition of financial assets and financial liabilities) with effect from 1 January 2005.

6. 2005 annual report is not publicly available as at the Latest Practicable Date. Hence, the P/B and PER are based on financials from 2004 annual report.

The implied PER and P/B ratio of the Purchase are both within the range but towards the higher end of the Primary Comparable Companies.

(ii) Transaction multiples of the Comparable Transactions[1]

We have conducted research and have attempted to identify precedent transactions in the life insurance sector that are similar to the Purchase. From our review of the transactions since 1 January 2004 that relate to the acquisition of companies engaging in the provision of life insurance services in Hong Kong, Singapore, Taiwan and Malaysia, we have identified three transactions that can be considered as Comparable Transactions. The key terms of these Comparable Transactions have been summarised below.

Comparable Transaction 1 – AXA Asia Pacific Holdings Limited's acquisition of MLC (Hong Kong) Limited and MLC Life Indonesia, PT (February 2006)

AXA Asia Pacific Holdings Limited acquired 100% of MLC (Hong Kong) Limited and MLC Life Indonesia, PT from the National Australia Bank Limited for approximately US$425.7 million (approximately HK$3,320.5 million) in February 2006. This represents a PER of approximately 15.9 times (P/B is not available from public sources).

Comparable Transaction 2 – Mayban Fortis Holdings Berhad's acquisition of MNI Holdings Berhad (August 2005)

Mayban Fortis Holdings Berhad ("Mayban Fortis") acquired a 74.2% stake in MNI Holdings Berhad ("MNIH") for RM4.02 (approximately HK$8.30) per share, equivalent to approximately RM844.4 million (approximately HK$1,742.5 million) in August 2005. This represents a P/B ratio of approximately 1.06 times and a PER of approximately 13.7 times. (Note: Subsequently, Mayban Fortis announced the offer to acquire the remaining interests in MNIH not already owned by Mayban Fortis for the same price at RM4.02 (approximately HK$8.30) per share. As the level of Mayban Fortis' shareholdings in MNIH exceeded 90% of the total issued and paid-up share capital of MNIH, MNIH shares were delisted from the Official List of Bursa Securities in accordance to the Listing Requirements on 3 March 2006.)

Comparable Transaction 3 – Oversea-Chinese Banking Corporation Limited's acquisition of Great Eastern Holdings Limited (February 2004)

Oversea-Chinese Banking Corporation Limited acquired an additional 32.3% stake in Great Eastern Holdings Limited that it did not already own for approximately US$1,072.2 million (approximately HK$8,363.2 million) in February 2004. This represents a P/B of approximately 2.78 times and a PER of approximately 18.0 times. It is worth noting that Great Eastern Holdings Limited is the largest insurance group in Singapore, and also the only listed insurance company on the Singapore Stock Exchange. Hence, it is traded at a higher multiple for its scarcity value.

We chose these three transactions as references because they are reasonably recent transactions in the life insurance sector in relatively developed Asian markets.

The implied PER of the Purchase is lower than that of the three Comparable Transactions cited, while *the implied P/B of the Purchase is within the range of those of the three Comparable Transactions cited.* As such, we conclude that the consideration of the Purchase is in line with comparable precedent transactions in the sector.

Note:

1. Exchange rate used is based on the announcement date of the relevant Comparable Transactions (source: Bloomberg).

(e) *Effects of the Purchase on the Group*

Following completion of the Purchase, the results of BOC Life will be consolidated into the financial statements of the Group. It is expected that the Purchase will not have an immediate financial impact on the Company. The Purchase will result in a goodwill of HK$369 million being recognised and will be subject to impairment testing. The Purchase will diversify the Group's sources of revenue and expand the scope of fee-based business.

(f) *Shareholders' Agreement*

Following completion of the Purchase, BOC Life will be owned as to 51% by the Company and 49% by BOC Insurance. The shareholders of BOC Life will enter into a Shareholders' Agreement to regulate their respective rights and obligations towards the operation and management of the business and the affairs of BOC Life on completion of the Purchase. Set out below is a summary of key terms of the Shareholders' Agreement:

(i) The Company will be entitled to nominate four of the eight directors, including the chairman of the board of directors of BOC Life who has a casting vote, as well as senior management of BOC Life; therefore the Company will be in a position to control the board and determine the direction of management of BOC Life;

(ii) BOC Insurance will undertake not to compete with the business of BOC Life and not to solicit BOC Life's employees and customers for a period of two years from the date of the Shareholders' Agreement;

(iii) Either shareholder will have a right of first refusal on future disposition of shares in BOC Life to third parties;

(iv) The Company will undertake on a best efforts basis to give BOC Life no less than 70% of its life insurance business by value of new business premiums written, and will allow BOC Life to station its staff in the branches and wealth management centres of the Company's subsidiary banks, subject to applicable law and regulation; and

(v) Upon the request of the Company, BOC Insurance shall use its best endeavours to assist BOC Life to develop life insurance business in the PRC.

Some of the above may constitute connected transactions or continuing connected transactions for BOCHK. We understand that the Company will ensure compliance in accordance with the Listing Rules in this respect.

(g) *Conditions Precedent*

The Sale and Purchase Agreement is conditional upon, amongst other factors, the passing by the Independent Shareholders of a resolution in the EGM approving the Sale and Purchase Agreement and the transactions thereunder. Please refer to the section headed "Conditions Precedent" in the "Letter from the Board" in the Circular for further details of the conditions precedent to the Sale and Purchase Agreement.

On the basis that:

(a) the Purchase is in line with the Group's strategic plan for 2006-2011 and demonstrates the Company's commitment to the implementation of such plan;

(b) the Purchase will complement the Company's existing business by providing its customers with comprehensive and integrated services and enabling the Company to better serve its customers and broaden its revenue mix;

(c) the Purchase will result in a controlling stake in an existing partner with minimal execution and integration risks;

(d) the terms of the Purchase have been negotiated on an arm's length basis and on normal commercial terms with reference to the appraisal value of BOC Life as at 31 December 2005 as derived from its unaudited management accounts;

(e) the implied PER and P/B ratio of the Purchase are lower or within the range of the Primary Comparable Companies (a PER range of approximately 11.2 times to 69.4 times and a P/B range of approximately 1.13 times to 1.95 times) as well as the Comparable Transactions (a PER range of approximately 13.7 times to 18.0 times and a P/B range of approximately 1.06 times to 2.78 times); and

(f) the Purchase will diversify the Group's sources of revenue and expand the scope of fee-based business,

we consider the terms of the Purchase to be fair and reasonable so far as the Independent Shareholders are concerned.

2. The Continuing Connected Transactions

In the ordinary course of its business, the Group has conducted and is expected to continue to conduct transactions (including interbank capital markets transactions) with BOC and its associates which have constituted and will constitute continuing connected transactions under the Listing Rules. As disclosed in the 2005 Announcement, pursuant to the Services and Relationship Agreement, BOC has agreed to, and agreed to procure its associates to, enter into all future arrangements with the Group on an arm's length basis, on normal commercial terms and at rates no less favourable than those offered to the independent third parties, in relation to certain areas, including, among others, the interbank capital markets transactions, and annual caps were imposed for all the continuing connected transactions for the three years ending 31 December 2007. As disclosed in the 2005 Announcement, the annual cap for the interbank capital markets transactions for each of the three years ending 31 December 2007 was set at HK$3,500 million, being the maximum amount available without exceeding the relevant thresholds in the Listing Rules that required independent shareholders approval.

Interbank capital markets transactions refers to sales and purchases of debt and other securities (issued by independent third parties and by BOC and its associates) between the Group and BOC and its associates on issue and in the secondary market. The interbank capital markets transactions can be broadly categorised into three areas:

(a) Sale of exchange fund bills and notes issued by HKMA – As one of the market makers appointed by the HKMA for exchange fund bills and notes issued by the HKMA in Hong Kong, BOCHK is expected to participate actively in the primary market and to promote these papers in the retail market as well as maintaining the liquidity in the secondary market. As such, BOCHK has the obligation to quote price upon requests by other banks (including BOC and its associates and BOC Macau). Once a price is quoted and accepted by the counterparty, BOCHK is obliged to trade at the quoted price and is a passive partner in these transactions. In addition, BOCHK is also a retail exchange fund notes distributor. The volume of these transactions are large and very volatile;

(b) Securities trading – the Group trades securities with BOCI and BOC to safeguard the liquidity of its proprietary investments. This may take the form of subscription for bonds issued or underwritten by BOCI or sales or purchases of bonds to or from BOC. Such sales are opportunistic; and

(c) Customer bond trading – The Group has begun to provide bonds to financial institution counterparties, including BOC, for on-sale to their customers. For risk management and other reasons, trades may be done on a principal-to-principal basis, and those through BOC would therefore be deemed to be connected transactions.

After the 2005 Announcement, the Company experienced increased volume of exchange fund bill and note transactions between BOC Macau Branch and BOCHK which was not anticipated at the time when the Existing Caps were determined. The transaction volume of exchange fund bills and notes with BOC Macau Branch increased by more than 30 times from 2002 to 2005. The increase in volume between BOC Macau Branch and BOCHK may be as a result of the current phase of prosperity in Macau. In the first half of 2005, Macau recorded a year-on-year real gross domestic product growth of approximately 8%, and sustainable growth is expected on the back of flourishing tourism and gaming sectors. Total banking assets in Macau also increased by approximately 10.0% from 2003 to 2004, compared to approximately 2.6% from 2002 to 2003.

In addition, we note that the bulk of the existing cap for the financial year ended 31 December 2005 represented the aggregate amount of trades on exchange fund bills and notes and, as a result, the Group was constrained from entering into more exchange fund bill and note trades or other capital markets transactions with BOC and its associates in 2005. In addition, the Treasury Department of BOCHK intends to offer retail bond trading services to customers of all domestic and overseas branches of BOC. As some or all of these trades will be done on a principal-to-principal basis through BOC, this will also increase the transaction volume of interbank capital markets transactions.

Given the foregoing, the Company proposes to revise the Existing Caps for the two years ending 31 December 2007, and to set a New Annual Cap for the year ending 31 December 2008, to enable the Group the necessary flexibility to meet the maximum amount of trades that may be contemplated. In this connection, the Group has entered into a supplemental agreement in March 2006 to extend the expiry of the terms of the Services and Relationship Agreement with respect to interbank capital markets transactions to 31 December 2008.

(a) *Consideration*

As mentioned above, interbank capital markets transactions refer to sales and purchases of debt and other securities between the Group and BOC and its associates on issue and in the secondary market. We have reviewed a sample of "off market rate check tables" issued by BOCHK's Product Control Unit, which is an independent unit under the Treasurer Division of the Finance Department responsible for independent price verification, including off-market rate transactions. The management of the Company has also confirmed that there have not been any off-market rate trades with connected parties. In addition, we have examined the historical market price of a sample of interbank capital markets transactions during the three years ended 31 December 2005 and noted that the trade price was within a small deviation of less than 0.1% from the market price. This deviation is acceptable because there is a timing difference between placement of order and prevailing market price quoted by independent sources. As such, we conclude that the interbank capital markets transactions were carried out on normal commercial terms with reference to prevailing market rates.

(b) *The annual caps*

The table below sets out the aggregate purchase and sale transaction values for the interbank capital markets transactions between the Group and BOC and its associates for each of the four years ended 31 December 2005.

	Year ended 31 December			
HK$ million	**2002**	**2003**	**2004**	**2005**
Transaction amount with BOC and its associates	2,869	5,926	0	3,223

The table below sets out the Company's existing and proposed annual caps in respect of the interbank capital markets transactions between the Group and BOC and its associates for the three years ending 31 December 2008.

	Year ending 31 December		
HK$ million	**2006**	**2007**	**2008**
Existing Caps	3,500	3,500	N/A
Revised Caps and New Annual Cap	14,000	18,000	22,000

The Revised Cap for the year ending 31 December 2006 is based on the assumptions that exchange fund transactions, interbank bond transactions, and customer bond trading could reach HK$6.44 billion, HK$5.25 billion, and HK$2.0 billion respectively. The Company has allowed for a 20% increase in the total amount of such connected transactions in 2007 and 2008, which it believes to be reasonable. To further account for a higher level of uncertainty in 2007 and 2008, the Company has also included a small cushion to allow for the possibility of even faster growth in the total amount of such connected transactions than currently anticipated.

In assessing the reasonableness of the above revised annual caps, we have reviewed and discussed with the management of the Company the basis upon which such revised annual caps have been determined and noted that such caps have taken into account:

(i) the anticipated increase in the volume and quantum of the trades of exchange fund bills and notes as a result of growth in business activities, in particular, with BOC Macau Branch, and BOCHK's obligations as a market maker. In this connection, we have compared the volume of exchange fund transactions between the Group and BOC and its associates for the first quarter of 2006 with the volume for the same period in 2005 and noted that the volume had increased by approximately 116.7% which is consistent with the management's anticipation of increasing trade volume. The Company has assumed that the exchange fund transactions could reach HK$6.44 billion in 2006;

(ii) the possible increase in securities trading with BOC and its associates as and when opportunities arise. The Group expects trading of securities by PRC corporations to increase as restrictions on financial transactions in Mainland China ease. We understand that such sales are not frequent and are opportunistic in nature. For instance, the Group did not record any securities transactions with its connected persons in 2004 and it was constrained from doing so in 2005 because the Existing Cap was used up by the exchange fund transactions. The Company has assumed interbank bond transactions could reach HK$5.25 billion in 2006;

(iii) the expected increase in retail bond trading by customers of all domestic and overseas branches of BOC, some or all of which will be done on a principal-to-principal basis through BOC, as the Company expects to develop this business rapidly. Customer bond trading is a new business started at the end of 2005 but such transactions were restricted in 2005 because the Existing Cap was used up by the exchange fund transactions. The Company has assumed that the customer bond trading transactions could reach HK$2.0 billion in 2006 on the back of intensive marketing initiatives targeting its customers.

As mentioned above, the bulk of the existing cap for the year ended 31 December 2005 represented the aggregate amount of trades on exchange fund bills and notes and, as a result, the Group was constrained from entering into more exchange fund bill and note trades or other capital markets transactions with BOC and its associates in 2005. The transaction amount with BOC and its associates accounted for less than 0.5% of the total transaction amount of the Group (including trades with independent third parties) for each of the four years ended 31 December 2005. The proposed annual caps account for less than 2% of the total transaction amount of the Group (including trades with independent third parties) in 2005, which in our view remain small when compared to the trade amount with independent third parties. In addition, it should be noted that although the face values of interbank capital markets transactions are large, profit derived from these transactions is relatively small. For instance, profit derived from total interbank capital markets transactions (including trades with independent third parties) in 2005 was less than 0.5% of the total volume of such transactions.

The face amount of a single interbank capital markets trade could be as much as several hundred million Hong Kong dollars and as such, any change in the tenor of the exchange fund bills and notes traded with a connected person or a small change in the number of transactions may affect the amount of trade recorded in any year. For illustrative purpose, if a counterparty purchases an exchange fund bills with a tenor of one month and rolls them over every month for three months, the amount of trade recorded by the Group will be three times the amount if they purchased bills with tenor of three months and the number of transactions will increase from one to three transactions. Independent Shareholders should note that the Group has no influence on the trading preference of the counterparties.

Given (i) BOCHK, as one of the market makers for exchange fund bills and notes in Hong Kong, has the obligation to quote price upon requests by other banks (including BOC and its associates), (ii) the decision of entering into a trade with the Group lies with the counterparty (as in the case of exchange fund bills and notes trading and retail bond trading), (iii) the volatility in trading from year to year, and (iv) the unpredictability and opportunistic nature of the trades in any given year, we believe it is reasonable for the Company to establish annual caps that will provide sufficient flexibility to meet the maximum amount of trades that may be contemplated in the next three years so as not to constrain the Group from doing interbank capital markets transactions within the Existing Caps. Based on the above, we consider the basis and factors that the Company has taken into account in determining the annual caps for the interbank capital markets transactions to be fair and reasonable.

On the basis that (a) the trades will be carried out on normal commercial terms with reference to prevailing market rates; (b) BOCHK is one of the market makers for exchange fund bills and notes and has the obligation to trade such bills and notes at an agreed market price; and (c) the bases used to determine the revised annual caps are reasonable, we consider the Revised Caps and the New Annual Cap to be fair and reasonable.

RECOMMENDATION

Having considered the above principal factors and reasons, we consider the terms of the Purchase to be fair and reasonable and in the interest of the Company and the Shareholders taken as a whole and the Revised Caps and the New Annual Cap to be fair and reasonable and in the interest of the Company and the Shareholders taken as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolutions to approve the Purchase, the Revised Caps and the New Annual Cap, as detailed in the notice of EGM set out at the end of the Circular.

Yours very truly,
For and on behalf of
N M Rothschild & Sons (Hong Kong) Limited
Kelvin Chau
Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' (INCLUDING THE CHIEF EXECUTIVE'S) INTERESTS AND SHORT POSITIONS IN SECURITIES

As at the Latest Practicable Date, the interests and short positions of the Directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or which were required pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies of the Listing Rules ("Model Code"), to be notified to the Company and the Stock Exchange, were as follows:

Interests in underlying shares of the Company through equity derivatives

	Date of grant	Exercisable Period	Number of share options as at Latest Practicable Date
SUN Changji	5 July 2002	25 July 2003 to 4 July 2012	1,590,600
HE Guangbei	5 July 2002	25 July 2003 to 4 July 2012	1,084,500
HUA Qingshan	5 July 2002	25 July 2003 to 4 July 2012	1,446,000
LI Zaohang	5 July 2002	25 July 2003 to 4 July 2012	1,446,000
ZHOU Zaiqun	5 July 2002	25 July 2003 to 4 July 2012	1,446,000
ZHANG Yanling	5 July 2002	25 July 2003 to 4 July 2012	1,446,000

Note: On 5 July 2002, the above Directors were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) existing issued shares of the Company at a price of HK$8.50 per share. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years. Twenty-five percent of the shares subject to such options will vest at the end of each year.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or the chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or which were required pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code to be notified to the Company and the Stock Exchange.

3. SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SECURITIES

As at the Latest Practicable Date, so far as known to any Directors or the chief executive of the Company, the following parties (other than the interests disclosed above in respect of certain Directors including the chief executive of the Company) had, or were deemed or taken to have interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any option in respect of such capital.

Name	Capacity	Number of Ordinary shares in the Company	Percentage of issued share capital
Central SAFE	Interest of a controlled corporation	6,966,382,084 Notes (1), (2), (4) and (5)	65.89
BOC	Interest of a controlled corporation	6,966,382,084 Notes (2), (4) and (5)	65.89
BOCHKG	Interest of a controlled corporation	6,955,196,375 Note (2)	65.78
BOC (BVI)	Beneficial owner and interest of a controlled corporation	6,955,196,375 Note (3)	65.78

Notes:

1. Following the reorganisation of BOC in August 2004, Central SAFE holds a controlling interest in the equity capital of BOC on behalf of the State. Accordingly, for the purpose of the SFO, Central SAFE is deemed to have the same interests in the Company as BOC.

2. BOC holds the entire issued share capital of BOCHKG, which in turn holds the entire issued share capital of BOC (BVI). Accordingly, BOC and BOCHKG are deemed to have the same interests in the Company as BOC (BVI) for the purpose of the SFO.

3. BOC (BVI) beneficially held 6,954,629,006 shares of the Company. BOC (BVI) also holds 93.64% of the issued share capital of Hua Chiao Commercial Limited which is in members' voluntary winding-up and which had an interest in 567,369 shares of the Company.

4. BOC holds the entire issued share capital of BOC Insurance. Accordingly, for the purpose of the SFO, BOC is deemed to have the same interests in the Company as BOC Insurance which had an interest in 5,700,000 shares of the Company.

5. BOC holds the entire issued share capital of BOCI, which in turn holds the entire issued share capital of BOCI Financial Products Limited. Accordingly, BOC is deemed to have the same interests in the Company as BOCI Financial Products Limited which had an interest in 4,905,709 shares of the Company and an interest in 580,000 shares held under physically settled equity derivatives.

Save as disclosed above, as at the Latest Practicable Date, so far as is known to the Directors or the chief executive of the Company, no other person (not being a Director or the chief executive of the Company) who had any interests or short positions in shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange, under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or held any option in respect of such capital.

4. LITIGATION

The Group is currently being served a number of claims and counterclaims by various independent parties. These claims and counterclaims are in relation to the normal commercial activities of the Group.

No material provision was made against these claims and counterclaims because the directors believe that the Group has meritorious defences against the claimants or the amounts involved in these claims are not expected to be material.

5. DIRECTORS' INTERESTS IN COMPETING BUSINESSES

Messrs. Xiao Gang, Hua Qingshan and Li Zaohang are directors of BOC. Mr. Zhou Zaiqun and Mdm. Zhang Yanling are members of the senior management of BOC. BOC is the Company's controlling shareholder, which was re-organised into a joint stock company and changed its name to Bank of China Limited in August 2004. Messrs. Sun Changji, He Guangbei and Zhou Zaiqun and Mdm. Zhang Yanling were directors of BOC prior to its re-organisation.

BOC is a joint stock limited liability commercial bank in the Mainland of China providing a full range of commercial banking and other financial services through its associates throughout the world. Certain of the Group's operations overlap with and/or are complementary to those of BOC and its associates. To the extent that BOC or its associates compete with the Group, the Directors believe that the Group's interests are adequately protected by good corporate governance practices and the involvement of the Independent Non-executive Directors.

Further, the Board's mandate also expressly provide that unless permissible under applicable laws of regulations, if a substantial shareholder or a Director has a conflict of interest in the matter to be considered by the Board, the matter shall not be dealt with by way of written resolutions, but a Board meeting attended by Independent Non-executive Directors who have no material interest in the manner shall be held to deliberate on the same.

Save as disclosed above, none of the Directors is interested in any business apart from the Group's business, which competes or is likely to compete, either directly or indirectly, with the Group's business.

6. DIRECTORS' INTERESTS IN ASSETS

As at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets which had been, since 31 December 2005 (the date to which the latest published audited accounts of the Company were made up), (i) acquired or disposed of by; or (ii) leased to; or (iii) are proposed to be acquired or disposed of by; or (iv) are proposed to be leased to any member of the Group.

7. SERVICE CONTRACTS

No Director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation other than the normal statutory compensation.

8. QUALIFICATIONS OF THE EXPERTS

The qualifications of the experts who have been named in this circular or have given advice or opinions contained in this circular are as follows:

Name	Qualification
KPMG	Certified Public Accountants
KPMG Corporate Finance	A corporation licensed under the SFO to carry out Type 6 regulatory activity (advising on corporate finance)
Rothschild	A corporation licensed under the SFO to carry on Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities as defined under the SFO

KPMG, KPMG Corporate Finance and Rothschild have given and have not withdrawn their written consent to the issue of this circular with the inclusion herein of their letters or their names in the form and context in which they respectively appear.

KPMG, KPMG Corporate Finance and Rothschild do not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

KPMG, KPMG Corporate Finance and Rothschild do not have any direct or indirect interests in any assets which have been, since 31 December 2005 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or which are proposed to be acquired or disposed of by or leased to any member of the Group.

9. QUALIFIED ACCOUNTANT AND COMPANY SECRETARY OF THE COMPANY

Mr. LEE Raymond Wing Hung, is the Qualified Accountant and Chief Financial Officer of the Company. Mr. Lee is a fellow of the Association of Chartered Certified Accountants and an associate of the Hong Kong Institute of Certified Public Accountants. He has over 30 years' extensive international banking experience acquired both locally and overseas.

Mr. YEUNG Jason Chi Wai, the Company Secretary of the Company, is also the Company Secretary of BOC. Mr. Yeung has over 10 years' experience practising corporate and commercial law. Mr. Yeung graduated from The College of Law, United Kingdom and further obtained a bachelor's degree in law from the University of Western Ontario, Canada and a master's degree in business administration from the Richard Ivey School of Business of the University of Western Ontario, Canada.

10. MATERIAL ADVERSE CHANGE

The Directors are not aware of, as at the Latest Practicable Date, any material adverse change in the financial or trading position of the Group since 31 December 2005, being the date to which the latest published audited financial statements of the Group were made up.

11. MISCELLANEOUS

- The registered office of the Company is at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong.
- The share registrar of the Company is Computershare Hong Kong Investor Services Limited of 46th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong.
- The English text of this circular prevails over the Chinese text in case of any inconsistency.

12. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the registered office of the Company, at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong from the date of this circular up to and including 26 May, 2006.

(a) the Memorandum and Articles of Association;

(b) the Sale and Purchase Agreement;

(c) the letter of recommendation from the Independent Board Committee, the text of which is set out on page 13 of this circular;

(d) the letter from Rothschild, the text of which is set out on pages 14 to 24 of this circular; and

(e) the annual report of the Company for the year ended 31 December 2005.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 2388)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the Company will be held on Friday, 26 May 2006 at 3:30 p.m. or immediately after conclusion of the Company's Annual General Meeting to be held on the same day, whichever is later, at Meeting Room 401, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong (please use Harbour Road entrance) for the purpose of transacting the following business:

ORDINARY RESOLUTIONS

1. **THAT**:

(a) the Sale and Purchase Agreement dated 11 April 2006 and made between the Company and Bank of China Group Insurance Company Limited ("BOC Insurance") (a copy of which has been produced to this meeting marked "A" and initialled by the Chairman of this meeting for the purpose of identification) pursuant to which the Company would, subject to the terms and conditions therein contained, acquire from BOC Insurance 51% of the issued share capital of BOC Group Life Assurance Company Limited for a consideration of HK$900 million be and is hereby confirmed, approved and ratified;

(b) the directors of the Company be and are hereby authorised to take all necessary actions to implement and give effect to the transactions contemplated in the Sale and Purchase Agreement and to do all acts and things and to execute all documents which may in their opinion be necessary or desirable for the purpose of implementing and giving effect to such transactions; and

(c) the Shareholders' Agreement to be entered into between the Company and BOC Insurance to regulate the rights and obligations of the shareholders of BOC Life (a copy of the Shareholders' Agreement is produced in the meeting marked "B" and initialled by the Chairman of this meeting for the purpose of identification) together with the transactions contemplated thereunder be and are hereby approved and that the directors of the Company be and are hereby authorised to make changes or amendments to the Shareholders' Agreement as they may in their absolute discretion deem fit.

2. **THAT** the proposed Revised Caps and New Annual Cap, as defined and described in the circular dated 2 May, 2006 to the shareholders of the Company of which these resolutions form part, be and are hereby confirmed, approved and ratified.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 2 May 2006

Registered Office:
52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

Notes:

1. According to the requirement of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the above resolutions will be voted on by poll and the Controlling Shareholder of the Company will abstain from voting.

2. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or two proxies to attend and vote instead of him/her. A proxy need not be a member of the Company.

3. In order to be valid, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, should be deposited at the registered office of the Company at least 48 hours before the time fixed for holding the meeting or any adjournment thereof. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he/she so wish.

4. The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to attend the meeting convened by this notice, from Thursday, 18 May 2006 to Tuesday, 23 May 2006 (both days inclusive), during which period no transfer of shares can be registered. In order to qualify for attending the meeting convened by this notice, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company's share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Wednesday, 17 May 2006.

5. In case of joint shareholdings, the vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint shareholding. Accordingly, investors who wish to have joint shareholding in the Company should bear in mind the above provisions when they decide how they wish their shares to be registered.

3. 委任代表之文據及簽署人之授權書或其他授權文件(如有者)或經公證人簽署證明之授權書或授權文件副本，最遲須於大會或其任何續會的指定召開時間48小時前交回本公司註冊辦事處，方為有效。股東填妥及交回代表委任表格後，屆時仍可親自出席股東週年大會或其任何續會並在會上投票。

4. 本公司的股東名冊將於2006年5月18日星期四至2006年5月23日星期二(首尾兩天包括在內)期間暫停辦理本公司股份過戶登記手續，以確定有權出席本通告召開的會議的股東名單。為取得出席本通告召開的會議的資格，所有股份過戶文件連同有關股票必須在2006年5月17日星期三下午4時正前交給本公司的股份過戶登記處，香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

5. 如屬聯名股東，則由較優先的聯名股東所作出的表決，不論是親自或由代表作出的，須被接受為代表其餘聯名股東的唯一表決。就此而言，股東的優先次序須按本公司股東名冊內與有關股份相關的聯名股東排名先後而定。因此，建議有意聯名登記持有本公司股份的投資者注意上述規定。

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(於香港註冊成立之有限公司)
(股份代號:2388)

股東特別大會通告

茲通告本公司謹訂於2006年5月26日星期五下午3時30分或緊接同日舉行的本公司股東週年大會完成後(以較後者為準)假座香港灣仔港灣道1號香港會議展覽中心401號會議室(請使用港灣道入口)舉行股東特別大會,以處理下列事務:

普通決議案

1. **動議**:

   (a) 確認、批准及追認本公司與中銀集團保險有限公司(「中銀保險」)於2006年4月11日訂立的買賣協議(其註明「A」字樣的副本已呈交大會並由大會主席簡簽以資識別),據此,本公司根據該協議所載的條款及條件收購中銀保險擁有的中銀集團人壽保險有限公司已發行股本的51%,總代價為9億港元;

   (b) 授權本公司董事採取各項所需的行動,以實行及進行根據買賣協議擬定的交易,並作出一切彼等認為就實行和進行該交易而言必需或恰當的行動和事宜;及

   (c) 批准本公司與中銀保險訂立股東協議(其註明「B」字樣的副本已呈交大會並由大會主席簡簽以資識別)以規管中銀人壽股東的權利及責任,連同批准據此擬定之交易,並授權本公司董事對股東協議作出所有其全權酌情認為合適之變更或修訂。

2. **動議**確認、批准及追認經修訂上限及新年度上限(定義見詳述於本公司於2006年5月2日寄發予股東之通函,本決議案為其中一部份)。

承董事會命
公司秘書
楊志威

香港,2006年5月2日

註冊辦事處:
香港
花園道1號
中銀大廈
52樓

附註:

1. 根據香港聯合交易所有限公司證券上市規則所規定,上述所有決議案均須按點算股數的方式進行表決,而本公司控權股東將放棄投票。

2. 凡有權出席上述會議並在會上表決的股東均有權委派一名或兩名代表代其出席會議,並代其投票。該代表毋須是本公司的股東。

楊志威先生為本公司的公司秘書，亦為中國銀行的公司秘書。楊先生於企業及商業法方面執業逾10年。楊先生於英國法律學院畢業，再取得加拿大西安大略大學法律學士學位及該大學之Richard Ivey School of Business工商管理碩士。

10. 重大不利變動

於最後實際可行日期，就董事所知悉，本公司之財務或交易狀況自2005年12月31日（即本公司編製最近期刊發之經審計帳目當日）以來並無任何重大不利變動。

11. 其他事項

- 本公司註冊地址位於香港花園道1號中銀大廈52樓。
- 本公司的股份過戶登記處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心46樓。
- 本通函之中英文版本如有任何歧義， 概以英文版本為準。

12. 備查文件

自本通函刊發日期至2006年5月26日（包括當日）期間一般營業時間內，下列文件可於本公司位於中環花園道1號中銀大廈52樓的註冊辦事處查閱：

(a) 公司組織章程大綱及細則；

(b) 買賣協議；

(c) 獨立董事委員會函件；其文本載於本通函第13頁；

(d) 洛希爾函件，其文本載於本通函第14頁至第24頁；及

(e) 本公司截至2005年12月31日止年度的年報。

5. 董事在與集團構成競爭的業務所佔之權益

肖鋼先生、華慶山先生及李早航先生是中國銀行的董事會成員；周載群先生及張燕玲女士是中國銀行高級管理層的成員。中國銀行是本公司控權股東，並於2004年8月重組為一家股份制有限公司及更改公司名稱為中國銀行股份有限公司。孫昌基先生、和廣北先生、周載群先生及張燕玲女士是中國銀行重組前的董事會成員。

中國銀行是一家中國內地的商業銀行及股份制有限責任公司，透過其分佈全球的聯繫公司提供全面的商業銀行及其他金融服務。本集團若干業務與中國銀行及其聯繫公司的業務重疊及／或互相補足。就本集團與中國銀行及其聯繫公司的競爭而言，董事相信憑藉良好的公司治理，加上獨立非執行董事的參與，本集團的利益將獲得足夠的保障。

另外，本公司董事會的職責約章亦已明文規定，除非有關法律或監管規則允許，否則若有主要股東或董事在董事會將予考慮的議題中存在利益衝突，有關議題將不會以書面決議的方式處理，而應就該議題舉行董事會會議；在交易中沒有重大利益的獨立非執行董事應出席該次董事會會議。

除上述披露外，並無任何董事在與本集團直接或間接構成或可能構成競爭的業務中持有任何權益。

6. 董事於資產中之權益

於最後實際可行日期，自2005年12月31日(即本公司編製最近期刊發之經審計帳目當日)以來，概無董事於本集團任何成員公司(i)所收購或出售；或(ii)租賃；或(iii)建議收購或出售；或(iv)建議將租賃之任何資產中直接或間接擁有任何權益。

7. 董事之服務合約

所有在即將舉行的股東週年大會上膺選連任的董事，均未與本公司或其任何附屬公司訂立任何在1年內不能終止，或除正常法定補償外還須支付任何補償方可終止的服務合約。

8. 專業人士之資格

以下為本通函載有其意見或建議並已列名之專業人士之專業資格：

名稱	資格
畢馬威	執業會計師
畢馬威企業財務	根據證券及期貨條例獲發牌可從事第六類(就機構融資提供意見)受規管活動的公司
洛希爾	根據證券及期貨條例獲發牌可從事第一類(證券交易)、第四類(就證券提供意見)及第六類(就機構融資提供意見)受規管活動的公司

畢馬威、畢馬威企業財務及洛希爾已分別發出同意書，同意本通函刊發時，以現有形式及文義，收錄彼等的函件的名稱，且迄今並無撤回同意書。

畢馬威、畢馬威企業財務及洛希爾概無擁有本集團任何成員公司的任何股權，亦無認購或提名他人認購本集團任何成員公司證券的任何權利(不論可否依法強制執行)。

畢馬威、畢馬威企業財務及洛希爾自2005年12月31日(即本公司編製最近期刊發之經審計帳目當日)以來，概無於本集團任何成員公司收購或出售或租賃或擬收購或出售或租賃的任何資產中，直接或間接擁有權益。

9. 本公司之合資格會計師及公司秘書

李永鴻先生為本公司合資格會計師及財務總監。李先生為特許會計師公會資深會員及香港會計師公會成員。彼在本地及海外銀行業積逾30年豐富的國際銀行經驗。

3. 主要股東於證券中之權益及淡倉

於最後實際可行日期，就本公司任何董事或總裁所知而言（除上文所披露就有關若干董事（包括本公司總裁）之權益外），下列人士擁有或視作擁有根據證券及期貨條例第XV部第2及3分部規定須向本公司及聯交所披露的本公司股份或相關股份的權益或淡倉，或直接或間接擁有在所有情況下均有權於本集團任何其他成員公司的股東大會上投票的任何類別的股本面值10%或以上權益，或擁有就有關此等資本之任何購股權。

公司名稱	身份	本公司普通股股份數目	佔已發行股本百分比
匯金	受控法團之權益	6,966,382,084 附註(1), (2), (4)及(5)	65.89
中國銀行	受控法團之權益	6,966,382,084 附註(2), (4)及(5)	65.89
中銀香港（集團）	受控法團之權益	6,955,196,375 附註(2)	65.78
中銀(BVI)	實益擁有人及受控法團之權益	6,955,196,375 附註(3)	65.78

附註：

1. 自中國銀行於2004年8月改制後，匯金便代表國家持有中國銀行股本的控制性權益。因此，根據證券及期貨條例，匯金被視為擁有與中國銀行相同的權益。

2. 中國銀行持有中銀香港（集團）的全部已發行股本，而中銀香港（集團）則持有中銀(BVI)的全部已發行股本。因此，根據證券及期貨條例，中國銀行及中銀香港（集團）被視為擁有與中銀(BVI)相同的本公司權益。

3. 中銀(BVI)持有本公司6,954,629,006股股份的權益。中銀(BVI)亦持有華僑商業有限公司（於股東自動清盤中）93.64%已發行股本，而華僑商業有限公司則持有本公司567,369股股份。

4. 中國銀行持有中銀保險的全部已發行股本。因此，根據證券及期貨條例，中國銀行被視為擁有與中銀保險相同的本公司權益。中銀保險持有本公司5,700,000股股份。

5. 中國銀行持有中銀國際全部已發行股本，而中銀國際則持有中銀國際金融產品有限公司全部已發行股本。因此，中國銀行被視為擁有與中銀國際金融產品有限公司相同的本公司權益。中銀國際金融產品有限公司持有本公司4,905,709股股份的權益及持有本公司580,000股以實物結算的股本衍生工具股份的權益。

除上文披露者外，於最後實際可行日期，就本公司任何董事或總裁所知而言，概無其他人士（並非為本公司董事或總裁）擁有根據證券及期貨條例第XV部第2及3分部規定須向本公司披露的本公司股份或相關股份的權益或淡倉，或直接或間接擁有在所有情況下均有權於本集團任何成員公司的股東大會上投票的已發行普通股本面值10%或以上權益，或擁有就有關此等資本之任何購股權。

4. 訴訟

本集團目前正面對多項由獨立人士提出的索償及反索償。該等索償及反索償與本集團的正常商業活動有關。

由於董事認為本集團可對申索人作出有力抗辯或預計該等申索所涉及的數額不大，故並未對該等索償及反索償作出重大撥備。

1. 責任聲明

本通函乃遵照上市規則的規定，提供本公司資料。董事對本通函所載資料的準確性，共同及個別地承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實，致令其所載任何陳述產生誤導。

2. 董事(包括總裁)於證券中之權益及淡倉

於最後實際可行日期，董事及本公司總裁於本公司及其任何相聯法團(定義見證券及期貨條例第XV部)的股份、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及第8分部規定須通知本公司及聯交所的權益及淡倉(包括根據該等證券及期貨條例條文被認為或被視作彼等擁有的權益及淡倉)，或根據證券及期貨條例第352條須登記於該條所述登記冊內的權益及淡倉，或根據上市規則的上市發行人董事進行證券交易標準守則(「標準守則」)規定須知會本公司及聯交所的權益及淡倉如下：

透過股本衍生工具持有本公司相關股份的權益

	授出日期	行使期限	於最後實際可行日期的認股權數目
孫昌基	2002年7月5日	2003年7月25日至2012年7月4日	1,590,600
和廣北	2002年7月5日	2003年7月25日至2012年7月4日	1,084,500
華慶山	2002年7月5日	2003年7月25日至2012年7月4日	1,446,000
李早航	2002年7月5日	2003年7月25日至2012年7月4日	1,446,000
周載群	2002年7月5日	2003年7月25日至2012年7月4日	1,446,000
張燕玲	2002年7月5日	2003年7月25日至2012年7月4日	1,446,000

附註：於2002年7月5日，本公司直接控股公司中銀(BVI)根據上市前認股權計劃向上述董事授予認股權，彼等可據此向中銀(BVI)購入本公司現有已發行股份，行使價為每股8.50港元。該等認股權自2002年7月25日起的4年內歸屬，有效行使期為10年。該等認股權的25%股份數目將於每年年底歸屬。

除上文披露者外，於最後實際可行日期，董事或本公司總裁，概無於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)的股份、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及第8分部規定須知會本公司及聯交所的權益或淡倉(包括根據該等證券及期貨條例條文被認為或被視作彼等擁有的權益及淡倉)，或根據證券及期貨條例第352條須登記於該條所述登記冊內的權益及淡倉，或根據標準守則須知會本公司及聯交所的權益及淡倉。

鑑於(i)中銀香港作為香港外匯基金票據及債券的市場莊家，有責任按其他同業(包括中國銀行及其聯繫人士)要求而提供報價；(ii)與　貴集團進行交易全屬交易對手的決定(如外匯基金票據及債券交易及零售債券交易)；(iii)該類交易每年表現非常波動；及(iv)於任何年度的交易均為不可預測及取決於機會，吾等相信，　貴公司設定年度上限屬合理，此舉將提供足夠靈活性，以滿足未來三年交易量的可能最大要求，使　貴集團在現行上限範圍內進行同業資本市場交易不受限制。基於上文所述者，吾等認為，　貴公司在釐定同業資本市場交易的年度上限時所考慮的基準及因素，屬公平合理。

基於(a)該等交易將基於一般商業條款的基礎並參考現時市價進行；(b)中銀香港為外匯基金票據及債券的市場莊家之一，且有責任按議定市價進行該等票據及債券交易；及(c)用以釐定經修訂年度上限的基準屬合理，吾等認為，經修訂上限及新年度上限屬公平合理。

推薦意見

經考慮上述主要因素及理由後，吾等認為，該項收購的條款實屬公平及合理，並符合　貴公司及股東的整體利益，而經修訂上限及新年度上限屬公平及合理，並符合　貴公司及股東的整體利益。因此，吾等建議獨立董事委員會推薦建議獨立股東投票贊成於通函末部的股東特別大會通告所詳述的普通決議案以批准該項收購、經修訂上限及新年度上限。

此致

中銀香港(控股)有限公司
獨立董事委員會及獨立股東　台照

代表
洛希爾父子(香港)有限公司
董事
周國榮
謹啟

2006年5月2日

於評估上述經修訂年度上限是否合理時，吾等已審閱及與　貴公司管理層討論釐定有關經修訂年度上限的基準，並注意到該等上限已計及：

(i) 由於為履行中銀香港作為市場莊家的責任以致業務活動增加，尤其是與中國銀行澳門分行進行的業務，預期外匯基金票據及債券的交易額及數量會增加。就此而言，吾等已將　貴集團與中國銀行及其聯繫人士於2006年第一季的外匯基金交易量與2005年同期的交易量作比較，並注意到交易量增加約116.7%，與管理層預期交易量不斷增加相符。　貴公司已假設2006年的外匯基金交易可達64.4億港元；

(ii) 當機會出現時，與中國銀行及其聯繫人士的證券交易可能會增加。　貴集團預期，隨著中國內地放寬金融交易限制，與中國企業進行的證券交易將會增加。吾等明白到，該等銷售並不頻常進行及須視乎時機。舉例，　貴集團於2004年並無錄得任何與其關連人士的證券交易，及於2005年則由於外匯基金交易已耗盡現行上限，以致受限制避免進行證券交易。因此，　貴公司已假設2006年的同業債券交易可達52.5億港元；

(iii) 由於　貴公司預計迅速發展零售債券交易業務，預期中國銀行的本地及海外分行客戶的零售債券交易將會增加，其中部分或全部交易將由中國銀行在委託人致委託人的基礎上完成。客戶債券交易為於2005年底開展的新業務，惟該等交易於2005年因外匯基金交易已耗盡現行上限，以致受限制避免進行。　貴公司基於加強推行以其客戶為目標對象的市場推廣活動，已假設2006年的客戶債券交易可達20億港元。

誠如上文所述，截至2005年12月31日止年度的大部份現行上限乃外匯基金票據及債券交易的總金額，因此，　貴集團受限制不得於2005年與中國銀行及其聯繫人士進行更多外匯基金票據及債券交易或其他資本市場交易。截至2005年12月31日止四個年度各年，與中國銀行及其聯繫人士的交易金額佔　貴集團總交易金額(包括與獨立第三方的交易)少於0.5%。於2005年，建議年度上限佔　貴集團總交易金額(包括與獨立第三方的交易)少於2%，吾等認為，相比與獨立第三方的交易金額仍屬小數目。另務須注意，儘管同業資本市場交易的面值巨大，惟來自同業資本市場交易的溢利相對小額。舉例，2005年來自同業資本市場交易總額(包括該等與獨立第三方的交易)的溢利佔該等交易總交易量少於0.5%。

單一宗同業資本市場交易的面額最高可達數億港元，因此，於任何年度，與一名關連人士交易的外匯基金票據及債券期限的任何變動或交易數目的輕微變動，均可影響該年度錄得的交易金額。就說明而言，倘一名交易對手購買期限為一個月的外匯基金票據並於每月延長期限至三個月，則　貴集團錄得的交易金額將是交易對手倘購買期限為三個月的債券時的三倍，而交易數目亦將由一宗增至三宗。獨立股東務須注意，　貴集團無權影響交易對手的交易取向。

此外，吾等注意到，截至2005年12月31日止財政年度的大部份現行上限乃外匯基金票據及債券交易的總金額，因此， 貴集團受限制不得於2005年與中國銀行及其聯繫人士進行更多外匯基金票據及債券交易或其他資本市場交易。此外，中銀香港的資金部擬向中國銀行所有本地及海外分行客戶提供零售債券交易服務。由於部分或全部該等交易將由中國銀行在委託人致委託人的基礎上完成，因此亦將增加同業資本市場交易額。

基於上文所述者， 貴公司建議修訂截至2007年12月31日止兩個年度的現行上限，並設定截至2008年12月31日止年度的新年度上限，以給予 貴集團所需靈活性，並滿足交易量的可能最大要求。就此而言， 貴集團已於2006年3月簽訂補充協議，延長有關同業資本市場交易的服務與關係協議的屆滿年期至2008年12月31日。

(a) 考慮事項

誠如上文所述，同業資本市場交易指 貴集團與中國銀行及其聯繫人士在一手及二手市場買賣債券及其他證券。吾等已審閱中銀香港旗下產品控制組刊發的「場外匯率檢查表」範例。產品控制組為財務部的司庫處轄下的獨立單位，負責進行包括場外匯率交易的獨立價格檢定。貴公司管理層亦已確認，並無與關連人士進行任何場外匯率交易。此外，吾等已審閱於截至2005年12月31日止三個年度內同業資本市場交易範例的過往市價，並注意到交易價與市價相差少於0.1%。是項偏離屬可以接受，原因為作出買賣指示與獨立資料來源提供現時市價之間存在時差。因此，吾等的結論是，同業資本市場交易乃基於一般商業條款的基礎並參考現時市價進行。

(b) 年度上限

下表載列截至2005年12月31日止四個年度各年 貴集團與中國銀行及其聯繫人士的同業資本市場交易的買賣交易總金額。

	截至12月31日止年度			
百萬港元	2002年	2003年	2004年	2005年
與中國銀行及其聯繫人士的交易金額	2,869	5,926	0	3,223

下表載列 貴公司有關 貴集團與中國銀行及其聯繫人士之間的同業資本市場交易截至2008年12月31日止三個年度的現行及建議年度上限。

	截至12月31日止年度		
百萬港元	2006年	2007年	2008年
現行上限	3,500	3,500	不適用
經修訂上限及新年度上限	14,000	18,000	22,000

截至2006年12月31日止年度的經修訂上限是根據外匯基金交易、同業債券交易及客戶債券交易分別可達64.4億港元，52.5億港元及20億港元的假設而定。 貴公司預計2007及2008年交易量增長20%應屬合理。此外，由於2007及2008年的不確定程度較高， 貴公司已預留少量數額以應付實際交易量較預期為高的情況。

(e) 該項收購的引申市盈率及市帳率均低於或介乎主要可比較公司的範圍(市盈率範圍約為11.2倍至69.4倍及市帳率範圍約為1.13倍至1.95倍)及低於或介乎可比較交易的範圍(市盈率範圍約為13.7倍至18.0倍及市帳率範圍約為1.06倍至2.78倍);及

(f) 該項收購將擴闊 貴集團的收入來源及擴展手續費業務範圍,

吾等認為,該項收購的條款就獨立股東而言屬公平合理。

2. **持續關連交易**

在日常業務過程中, 貴集團與中國銀行及其聯繫人士進行交易,並預期將繼續進行交易(包括同業資本市場交易),根據上市規則,該等交易構成及將構成持續關連交易。誠如2005年公告所披露,根據服務與關係協議,中國銀行已同意及同意促使其聯繫人士與 貴集團就若干範疇(其中包括同業資本市場交易)訂立的所有日後安排及就截至2007年12月31日止三個年度所有持續關連交易實施的年度上限,均按公平磋商基準及一般商業條款以及不遜於給予獨立第三方的費用訂立。誠如2005年公告所披露,就截至2007年12月31日止三個年度各年的同業資本市場交易的年度上限設定為35億港元,即最高限額而不超過上市規則規定須經獨立股東批准的有關限額。

同業資本市場交易指 貴集團與中國銀行及其聯繫人士在一手及二手市場買賣債券及其他證券(由獨立第三方發行及由中國銀行及其聯繫人士發行者)。同業資本市場交易大致可分為以下三類:

(a) 售賣金管局發行的外匯基金票據及債券-作為金管局委任的外匯基金票據及債券市場莊家之一,中銀香港預期會積極參與一手市場及於零售市場推廣該等票據及維持二手市場的流通性。因此,中銀香港有責任按其他同業(包括中國銀行及其聯繫人士及中國銀行澳門分行)的要求而提供報價。中銀香港須負責按報價進行交易及在該等交易中處於被動位置。此外,中銀香港亦為零售外匯基金票據分銷商,該等交易之數量龐大而不穩定;

(b) 證券買賣- 貴集團與中銀國際及中國銀行進行證券交易,以確保其自營投資的流通性。該類交易可為認購由中銀國際發行或包銷的債券或自中國銀行買入或向其出售債券。該等出售交易需視市場投資時機;及

(c) 客戶債券交易- 貴集團已開始向金融機構交易對手(包括中國銀行)提供債券,以供轉售予其客戶。基於風險管理的考慮及其他理由,此等交易將在委託人致委託人的基礎上完成,而此等經由中國銀行完成的交易因此將被視為關連交易。

於2005年公告後,中國銀行澳門分行及中銀香港的外匯基金票據及債券交易額增加,這情況於釐定現行上限當時並不預期出現。於2002年至2005年間,與中國銀行澳門分行的外匯基金票據及債券交易的交易量增加逾30倍。中國銀行澳門分行與中銀香港的交易額增加,可能由於澳門現正處於繁盛期所致。於2005年上半年,澳門錄得按年實質國內生產總值增長約8%,並預期在旅遊業及博彩業發展蓬勃的環境下,持續錄得增長。澳門的總銀行資產亦於2003至2004年間增加約10.0%,而2002至2003年的增長率則約為2.6%。

(e) 該項收購對　貴集團的影響

於該項收購完成後，中銀人壽的業績將於　貴集團財務報表綜合入帳。預期該項收購將不會對　貴公司造成即時的財務影響。該項收購將產生確認為價值3.69億港元的商譽並將須檢測減值。該項收購將擴闊　貴集團的收入來源及擴展手續費業務的範圍。

(f) 股東協議

於該項收購完成後，中銀人壽將由　貴公司及中銀保險分別擁有51%及49%權益。中銀人壽的股東將於該項收購完成後簽訂一項股東協議，以管制其各自於中銀人壽的業務及事務的營運及管理的權利及責任。股東協議的主要條款概述如下：

(i) 在中銀人壽八名董事中，　貴公司有權提名其中四名董事，包括擁有決定性投票權的董事會主席以及中銀人壽高層管理人員；因此，　貴公司將有權控制中銀人壽董事會及決定中銀人壽的管理方向；

(ii) 中銀保險承諾於股東協議日期起計兩年期間內，將不會與中銀人壽業務競爭及不會招攬中銀人壽僱員及客戶；

(iii) 股東對中銀人壽將來出售股份予第三方享有優先認購權；

(iv) 貴公司將承諾盡最大努力提供其不少於70%的人壽保險業務(以新造業務承保的保單價值計算)予中銀人壽，並在適用法律及規例的規管下，容許中銀人壽派駐員工於　貴公司附屬銀行各分行及財富管理中心；及

(v) 應　貴公司的要求，中銀保險須盡其最大努力協助中銀人壽在中國發展人壽保險業務。

上述部分條款可能構成中銀香港的關連交易或持續關連交易。吾等明白到，　貴公司將確保就此遵守上市規則的規定。

(g) 先決條件

買賣協議須待(其中包括)獨立股東於股東特別大會通過決議案批准買賣協議及據此擬定的交易後，方可作實。有關買賣協議先決條件的其他詳情，請參閱通函內「董事會函件」所載「先決條件」一節。

基於：

(a) 該項收購配合　貴集團的2006-2011年發展策略及顯示　貴公司鋭意實施該策略；

(b) 該項收購將補足　貴公司現有業務，為其客戶提供範圍全面及整合的服務，並讓　貴公司向其客戶提供較佳服務及擴闊其收入組合；

(c) 該項收購將導致取得一名現有夥伴的控股權益，且涉及的執行及整合風險極低；

(d) 該項收購的條款乃基於公平磋商及一般商業條款的基礎並參考中銀人壽於2005年12月31日未經審計管理帳目的評估值議定；

6. 截至最後實際可行日期，此公司之2005年年報無法公開取得。因此，市帳率及市盈率乃根據此公司2004年年報內的財務數據。

該項收購的引申市盈率及市帳率均在主要可比較公司的數值範圍內，惟偏向較高值。

(ii) 可比較交易的交易倍數[1]

吾等已進行研究及嘗試識別人壽保險業界中與該項收購類似的先前交易。吾等就2004年1月1日以來有關收購在香港、新加坡、台灣及馬來西亞從事提供人壽保險服務的公司的交易作出檢討後，已識別出三項可視為可比較交易的交易。該等可比較交易的主要條款概述如下。

可比較交易（一）－AXA Asia Pacific Holdings Limited收購MLC (Hong Kong) Limited及MLC Life Indonesia, PT（2006年2月）

AXA Asia Pacific Holdings Limited於2006年2月以約4.257億美元（約33.205億港元）向National Australia Bank Limited收購MLC (Hong Kong) Limited及MLC Life Indonesia, PT全部權益。該項交易的市盈率約15.9倍（市帳率並未能從公開途徑取得）。

可比較交易（二）－Mayban Fortis Holdings Berhad收購MNI Holdings Berhad（2005年8月）

Mayban Fortis Holdings Berhad（「Mayban Fortis」）於2005年8月以每股4.02林吉特（約8.30港元）收購MNI Holdings Berhad（「MNIH」）74.2%股權，相等於約8.444億林吉特（約17.425億港元）。該項交易的市帳率約1.06倍及市盈率約13.7倍。（註：其後，Mayban Fortis宣布建議按相同價格每股4.02林吉特（約8.30港元）收購MNIH並未由Mayban Fortis擁有的餘下權益。由於Mayban Fortis於MNIH的持股量超過MNIH全部已發行及已繳股本的90%，MNIH股份於2006年3月3日根據上市規定撤銷在馬來西亞證券交易所（Bursa Securities）主板的上市地位。）

可比較交易（三）－Oversea-Chinese Banking Corporation Limited收購Great Eastern Holdings Limited（2004年2月）

Oversea-Chinese Banking Corporation Limited於2004年2月以約10.722億美元（約83.632億港元）額外收購其並未擁有的Great Eastern Holdings Limited 32.3%股權。該項交易的市帳率約2.78倍及市盈率約18.0倍。值得注意的是，Great Eastern Holdings Limited為新加坡最大保險集團，亦為於新加坡證券交易所上市的唯一保險公司。因此，基於其缺貨價值，其市帳率及市盈率較高。

吾等選擇該三項交易作為參考，原因是該等交易為近期於相對較發達的亞洲市場的人壽保險業界中合理的交易。

該項收購的引申市盈率較該三項可比較交易引述者為低，而該項收購的引申市帳率則在該三項可比較交易引述的範圍內。因此，吾等總結認為，該項收購的作價與業界可比較先前交易一致。

附註：

1. 所採用的匯率乃根據有關可比較交易於公布日期的匯率（資料來源：彭博）。

於最後實際可行日期，可比較公司各自的交易倍數（為根據上文所述選擇標準編製的詳細列表）概述於下表：

	上市地點	人壽保險收入[(1)]／總收益[(2)] *(%)*	市值[(3)] *(百萬港元)*	市帳率[(2)] (2005年) *(倍)*	市盈率[(2)] (2005年) *(倍)*
中銀人壽51%股本權益（引申自收購價）	**不適用**	100%	**不適用**	1.80	12.5[(4)]
主要可比較公司（市值低於50億港元）					
盈科保險集團有限公司[(5)]	香港	100%	2,948	1.13	69.4
MAA Holdings Berhad	馬來西亞	58%	1,004	1.25	11.6
Manulife Insurance (Malaysia) Berhad	馬來西亞	77%	998	1.39	11.7
Taiwan Life Insurance Co. Ltd.	台灣	100%	4,719	1.95	11.2
高位				1.95	69.4
中位				1.32	11.6
低位				1.13	11.2
第二可比較公司（市值相等於或高於50億港元）					
Great Eastern Holdings Limited	新加坡	92%	32,125	2.50	17.6
Shin Kong Financial Holding Co. Ltd.[(6)]	台灣	81%	31,731	2.97	20.2
所有可比較公司					
高位				2.97	69.4
中位				1.67	14.7
低位				1.13	11.2

*資料來源：*彭博及可比較公司年報

附註：

1. 人壽保險收入包括保費總額及以保單收益支付的投資所產生的投資收入。

2. 根據於最後實際可行日期可得有關可比較公司最近期經審計全年財務報表所載人壽保險業務所得收益、總銷售額、盈利及帳面值。

3. 於最後實際可行日期的市值。

4. 根據中銀人壽截至2005年12月31日止年度的經調整稅後純利（已扣減所得稅抵免約6,350萬港元）而計算。根據收購價計算的中銀人壽引申市盈率約為截至2005年12月31日止年度稅後純利的8.7倍。

5. 根據盈科保險集團有限公司的2005年年報，2005年盈利減少（因此市盈率高），主要由於自2005年1月1日起採納香港會計準則第39號（為香港財務報告準則其中一項有關金融資產及金融負債的過渡及首次確認的修訂）投資組合由「買賣用途」重新分類為「可供出售」。

(d) *估值的考慮因素*

貴公司已委聘外部精算顧問畢馬威對中銀人壽進行評審估值。評審估值是保險業用以估計一間公司價值的常用方法，基礎為對現時經調整資產淨值、至今承保的有效業務價值及在現行品牌及分銷基礎架構下新業務潛力的價值的實際評估。吾等明白到，畢馬威獲委聘就中銀人壽一系列評估值作出估計，以協助中銀香港計算中銀人壽的估值。吾等明白到，評估值乃按單獨基準估計，並不反映於該項收購完成後中銀香港與中銀人壽的任何協同效益。中銀人壽經畢馬威評定的評估值介乎12億港元至15億港元，最佳估計為13.12億港元，就該51%股權而言，相等於評估值介乎6.12億港元至7.65億港元，而最佳估計為6.69億港元。

吾等注意到， 貴公司已從畢馬威企業財務取得有關估值的進一步意見，其中包括市場可比較資料。

吾等已考慮於下文作更詳細論述的事項：(i)與中銀人壽擁有類似業務的上市公司（「可比較公司」）的交易倍數；及(ii)先前交易（「可比較交易」）的交易倍數。

吾等明白到，於尋找直接可比較的上市保險公司以及涉及產品及分銷渠道與中銀人壽大致相若的先前交易時所面對的限制。然而，吾等認為，下列選定的可比較公司及可比較交易由於在行業、市場及規模方面均與中銀人壽可比較，故可作參考用途。

(i) 可比較公司的交易倍數

於評估收購價的合理程度時，吾等已檢討可比較公司諸如市價對帳面值的倍數（「市帳率」）及市價盈利比率（「市盈率」）等交易倍數，均為保險公司常用的倍數。吾等並無計及市價對評估值的倍數（「市價對評估值倍數」），原因為評估值一般無法公開取得。

於選擇可比較公司時，吾等已考慮該等公司各自的規模、業務活動及市場風險。鑑於香港上市人壽保險公司數目有限，吾等亦已考慮在選定的相對較發達亞洲市場（包括新加坡、台灣及馬來西亞）的上市公司。已識別的可比較公司主要從事人壽保險業務，為該等公司總經營收益的主要來源，這些公司的總經營收益大部份均來自上述四個亞洲市場。吾等已選擇市值低於50億港元（因此與中銀人壽規模相若）的可比較公司作為主要可比較公司（「主要可比較公司」）及市值相等於或高於50億港元的可比較公司作為第二可比較公司（「第二可比較公司」）。

(b) *將予收購的資產*

貴公司已有條件同意購買中銀人壽股份。該項收購完成後， 貴公司有權提名中銀人壽八名董事的其中四名，包括中銀人壽擁有決定性投票權的董事會主席，因而將有權控制中銀人壽的董事會及決定中銀人壽的管理方向。

中銀人壽是中銀保險的全資附屬公司，亦因此屬中國銀行的間接全資附屬公司，於1997年3月12日在香港註冊成立。現時中銀人壽的業務主要是透過中銀香港的分銷網絡，專注在香港提供人壽保險服務。於2005年，人壽及年金產品（主要包括短期整付保費產品）約佔中銀人壽於2005年承保的總保費收入88%，而投資相關及長期產品則佔餘下12%的絕大部分。

下表載列截至2005年12月31日止三個年度中銀人壽根據香港公認會計原則編製若干經審計的主要財務資料：

	截至12月31日止年度		
百萬港元	2005年	2004年	2003年
總資產	9,343	5,968	4,307
總投資證券	7,890	5,378	3,797
總股東資金	979	747	331
總承保收入	3,639	2,327	1,549
淨投資收入	12	331	226
總收入	3,687	2,660	1,775
稅前盈利	141	94	22
稅後盈利	204	94	22

根據中銀人壽的經審計帳目，於2003至2005年期間，在有利的利率環境下，人壽保險承保業務增長強勁，致使稅前盈利上升，複合年增長率約達153.2%。於2004至2005年，中銀人壽的稅後純利激增約117.0%，部分由於人壽保險業務的規模及盈利能力均有改善，部分亦由於在2005年確認遞延稅項資產約6,350萬港元。該遞延稅項資產來自中銀人壽在過往數年的營運帳目虧損以及從銀行及存款證所得的非課稅利息收入產生累積稅項虧損。中銀人壽的股東權益增加約31.1%至2005年12月31日的約9.79億港元，主要由於2004年獲中銀保險注資3億港元及於2003至2005年間的溢利貢獻。

(c) *收購價*

中銀人壽股份的收購價為9億港元。吾等注意到，收購價乃基於公平磋商及一般商業條款的基礎並參考中銀人壽於2005年12月31日未經審計管理帳目的評估值議定。收購價將從 貴公司的內部現金資源以現金支付。

根據畢馬威的精算估值，收購價相當於中銀人壽於2005年12月31日資產淨值約1.80倍；中銀人壽截至2005年12月31日止年度的稅後純利約8.7倍，或中銀人壽截至2005年12月31日止年度的經調整稅後純利[1]約12.5倍；及評估值約1.35倍。

附註：

1. 在計算中銀人壽截至2005年12月31日止年度的經調整稅後純利時，已自截至2005年12月31日止年度的稅後純利扣減所得稅抵免約6,350萬港元。

理查詢後，就彼等所深知及確信，通函內表達的意見乃經審慎周詳考慮後始行作出，並無遺漏其他事實致使通函內的任何聲明有所誤導。吾等認為，吾等已審閱足夠資料以達致具充分依據的意見，並為吾等的意見提供合理基礎。然而，吾等並無對　貴集團或中銀人壽或其各自的附屬公司或聯營公司的業務及事務進行任何深入的獨立調查。

主要因素及理由

在達致吾等的意見時，吾等已考慮下列主要因素及理由：

1. **該項收購**

   (a) *背景及理據*

貴集團主要於香港從事商業銀行業務，為零售及企業客戶提供範圍全面的金融產品及服務。目前，　貴集團主要經營三項業務，分別為零售銀行、企業銀行及財資業務。吾等注意到，去年成立的董事會策略發展小組(中銀香港的管理層及中國銀行代表參與其中)已為　貴集團制定2006-2011年的發展策略。　貴集團的2006-2011年發展策略的主要元素，乃成為香港一間具備完整產品開發及分銷能力的綜合金融服務集團。該項收購配合　貴集團的2006-2011年發展策略，並顯示　貴公司鋭意實施該策略。

香港具有規模而可供收購或組成合資企業合作的保險公司寥寥可數。此外，中銀香港自其組成以來一直為中銀人壽的產品分銷商及中銀香港一名管理層人員為中銀人壽的董事會成員。因此，中銀香港本身已熟悉中銀人壽的產品、管理及經營方式。基於此等因素，吾等認為，該項收購提供機會讓　貴公司透過一個根基穩固且執行及整合風險極低的平台，以達致　貴公司的策略目標。

貴公司相信，該項收購可產生協同效益，有利　貴集團及中銀人壽。尤其是，預期藉著取得中銀人壽的管理控制權，　貴公司將得以(i)調節中銀人壽產品至更切合中銀香港客戶需要；(ii)提升中銀人壽產品的市場推廣，利用包括財富管理中心、獨立財務顧問及機構銷售隊伍等多重渠道，滲透中銀香港旗下超過二百萬名客戶，以針對不同客戶階層的需要；及(iii)透過在市場推廣保險產品為財富管理服務的一部分，增強其財富管理平台，此舉應會進一步提高客戶滿意度。此外，該項收購應有助強化　貴集團在香港金融服務業的領先地位，進一步擴闊　貴集團的收入來源至手續費收入，以及提高　貴集團未來的盈利能力。

基於上述依據，吾等相信，該項收購將補足　貴公司向其客戶提供範圍全面及整合的金融產品及服務的發展策略，從而擴闊　貴集團的收入組合，並強化　貴集團作為香港領先金融服務集團的地位。

根據股東協議(請參閱下文(f)分段所載其他詳情)，應　貴公司要求，中銀保險須盡其最大努力協助中銀人壽在中國發展人壽保險業務。獨立股東務須注意，吾等上述意見並無考慮可能與中銀保險組成合作夥伴的情況。倘這機會出現，吾等相信，將為中銀人壽的未來發展創造明朗前景。

以下為洛希爾就該項收購、經修訂上限及新年度上限而編製之函件全文，以供載入本通函：

ROTHSCHILD

敬啟者：

須予披露及關連交易
及
持續關連交易

吾等呈述該交易，有關的詳情載於　貴公司日期為2006年5月2日的通函(「通函」)，本函件屬其一部份。洛希爾已獲聘任為獨立財務顧問，就該項收購的條款、經修訂上限及新年度上限是否公平合理及是否符合　貴公司及股東的整體利益，向獨立董事委員會及獨立股東提供意見，並就應投票贊成或反對該項收購、經修訂上限及新年度上限向獨立股東提供意見。

除非文義另有所指，本函件內所用詞彙與通函所界定者涵義相同。

於2006年4月11日，　貴公司與中銀保險簽訂買賣協議。據此，　貴公司有條件地同意以現金收購價9億港元從中銀保險購入中銀人壽股份(佔中銀人壽全部已發行股本的51%)。根據上市規則，該項收購構成　貴公司一項須予披露及關連交易，因此，須於股東特別大會由獨立股東以按股數投票的方式表決。

在日常業務過程中，　貴集團與中國銀行及其聯繫人士會進行若干持續關連交易，該等持續關連交易已於2005年公告中予以披露，並已為截至2007年12月31日止三個年度定下這些持續關連交易的年度上限。針對與中國銀行及其聯繫人士的同業資本市場交易，　貴公司現擬修訂截至2007年12月31日止兩個年度的現行上限，並設定截至2008年12月31日止年度的新年度上限。根據上市規則，修訂及設定該等年度上限須於股東特別大會由獨立股東以按股數投票的方式表決。

中國銀行(作為間接控制　貴公司已發行股本約65%的　貴公司控權股東)及其聯繫人士將於股東特別大會就批准該項收購、經修訂上限及新年度上限的普通決議案放棄投票。

在達至吾等的推薦意見時，吾等已倚賴　貴公司提供予吾等的資料及事實，並假設吾等所得任何資料及陳述截至本函件日期在各重大方面均屬真實、準確及完整並可加以倚賴。吾等亦假設通函所載或所述的所有資料、陳述及意見均為公平合理並可加以倚賴。

吾等已獲董事通知並無遺漏任何重大事實，吾等亦未發現任何事實或情況將導致提供予吾等的資料及向吾等作出的陳述成為不真實、不準確、不完整或有所誤導。吾等並無理由質疑董事提供予吾等的資料及陳述的真實性、準確性及完整性。董事對通函所載資料的準確性已共同及個別承擔全部責任，並經作出一切合

洛希爾父子（香港）有限公司
香港特別行政區
中環遮打道16-20號
歷山大廈16樓

電話: (852) 2525-5333
傳真: (852) 2868-1728
(852) 2810-6997

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(於香港註冊成立之有限公司)
(股份代號：2388)

敬啟者：

須予披露及關連交易
及
持續關連交易

吾等茲提述本公司於2006年5月2日刊發的通函(「通函」)，本函件構成通函一部份。除非文義另有所指，通函所界定詞彙與本函件所用者具相同涵義。

吾等已獲委任為獨立董事委員會，以就該項收購、建議經修訂上限及新年度上限是否符合本公司及其股東的整體利益及對獨立股東是否公平合理，向　閣下提供意見。洛希爾已就該項收購、建議經修訂上限及新年度上限獲委任為獨立財務顧問，以便向獨立董事委員會及獨立股東提供意見。

敬請　閣下留意通函第6頁至第12頁所載的「董事會函件」及通函第14頁至第24頁所載的洛希爾致獨立董事委員會及獨立股東函件，洛希爾函件載有洛希爾就有關該項收購、建議經修訂上限及新年度上限而提供的意見。

經考慮洛希爾的意見及就此提出的推薦意見後，吾等認為，該項收購、經修訂上限及新年度上限符合本公司及其股東的整體利益及對獨立股東而言屬公平合理。因此，吾等建議　閣下投票贊成將於股東特別大會上提呈批准該項收購、經修訂上限及新年度上限的普通決議案。

此致

列位獨立股東　台照

獨立董事委員會
董建成
馮國經
單偉建
童偉鶴
楊曹文梅
謹啟

2006年5月2日

推薦意見

敬請留意獨立董事委員會函件及洛希爾函件，洛希爾函件載有洛希爾就有關該項收購、經修訂上限及新年度上限而向獨立董事委員會及獨立股東提供的推薦意見。

經計及洛希爾考慮的主要因素及理由後，獨立董事委員會認為該項收購、經修訂上限及新年度上限符合本公司及其股東的整體利益，對獨立股東而言屬公平合理。因此，獨立董事委員會建議獨立股東投票贊成股東特別大會通告所載有關批准該項收購、經修訂上限及新年度上限的普通決議案。

其他資料

本通函附錄載有進一步資料，敬希垂注。

此致

列位股東 台照

主席
肖 鋼
謹啟

2006年5月2日

下表載列了自2002年開始本集團與中國銀行及其聯繫人士買賣的債券及其他證券的過往金額。在計算該等交易的價值時，乃合併計算買入及賣出的價值。

	同業資本市場交易 *(百萬港元)*			
	2002年	2003年	2004年	2005年
過往金額	2,869	5,926	0	3,223
上限	無	無	無	3,500

一般事項

於最後實際可行日期，中國銀行間接控制本公司已發行股本約66%，為本公司的控權股東及主要股東。因此根據上市規則，中國銀行與其各聯繫人士被視為本公司關連人士。該項收購及經修訂上限及新年度上限因而根據上市規則構成本公司的關連交易，須經獨立股東批准。中國銀行及其聯繫人士將於股東特別大會上就批准該項收購及經修訂上限及及新年度上限放棄投票。

根據上市規則第14章所指的適用百分比比率的計算結果，該項收購亦依據上市規則構成本公司的須予披露交易。

股東特別大會

本公司謹訂於2006年5月26日下午3時30分或緊隨同日舉行的本公司股東週年大會結束後（以較後者為準）舉行股東特別大會（股東特別大會通告載於本通函第29頁至第30頁），藉以考慮及酌情通過（其中包括）有關該項收購、經修訂上限及新年度上限的決議案。隨附供獨立股東使用的股東特別大會代表委任表格。無論閣下能否親身出席股東特別大會或其任何續會，務請盡早將隨附的代表委任表格按其上印列的指示填妥交回，惟無論如何須於大會或任何續會（視情況而定）的指定舉行時間48小時前送達本公司的註冊辦事處，地址為香港花園道1號中銀大廈52樓。　閣下填妥及交回代表委任表格後，屆時仍可親自出席股東特別大會或其任何續會（視情況而定）並於會上投票，在該情況下，有關的代表委任表格將被視為已撤銷。

以股數投票表決

根據上市規則規定，為批准關於該交易的決議案而進行的投票須以股數投票方式表決。

根據組織章程細則，每項於股東大會上提呈進行投票的決議案將以舉手方式表決，除非（在宣佈舉手表決結果之前或之時或撤回以股數投票表決的任何其他要求之前）以下人士要求以股數投票表決：

(i) 大會主席；

(ii) 至少三名親身出席大會並有權在大會上投票的股東（或倘股東為公司，則為其正式授權代表）或其受委代表；

(iii) 一名或多名親身出席的股東（或倘股東為公司，則為其正式授權代表）或其受委代表，並佔不少於所有有權出席及於大會投票的股東投票權十分一；或

(iv) 持有賦予權利出席及於大會上投票的股份（該等股份已繳足股款，合計相等於或不少於賦予該權利的所有股份已繳足股款總額十分一）的一名或多名親身出席的股東（或倘股東為公司，則為其正式授權代表）或其受委代表。

除非要求以股數表決且要求未予撤回，否則主席宣佈以舉手方式表決一致或以大多數通過或不通過決議案即為終局及決定性，且載入本公司大會紀錄，即為事實的決定性證明而毋須證明贊成或反對該決議案的數目或比率。

雖然組織章程細則已載有相關程序，為了貫徹良好的公司治理常規，董事會已決議通過今後所有向股東大會提交的決議案均須按股數投票的方式於股東大會上進行表決，並作為一項公司政策予以確定。

同業資本市場交易指本集團與中國銀行及其聯繫人士在一手及二手市場買賣債券及其他證券。本集團乃參考現行市場價格及根據服務與關係協議進行該等交易。根據該服務與關係協議，中國銀行已同意並同意促使其聯繫人士與本集團日後訂立的所有安排，均按公平磋商基準及一般商業條款以及不遜於給予獨立第三方的費用訂立。

本集團進行以下三類的持續關連交易：

- *金管局發行的外匯基金票據及債券交易*－中銀香港是金管局委任的外匯基金票據及債券市場莊家之一。當有準買家詢價時，中銀香港須有責任報價及進行交易。該等交易發生額變化不定，但中銀香港與中國銀行澳門分行具有密切的大額外匯基金票據交易。2005年該等交易額已佔2005年公告可用限額的絕對比重，因此，本集團須避免與中國銀行或其聯繫人士，包括中國銀行澳門分行，進行其他同業資本市場交易。但2004年中國銀行澳門分行並沒有從中銀香港買入外匯基金或債券。然而，因該等關連交易發生額可能非常波動，中銀香港在該等交易中處於被動位置。

- *證券交易*－該等交易主要為認購由中銀國際發行或包銷的債券，或自中國銀行總部或其分行買入或向其出售債券。該等出售交易並非經常發生並需視市場投資時機。若出現有利的交易機會，本集團希望能抓住機會達成交易。但該等機會並未於2004年出現，而2005年由於外匯基金交易已耗盡該年度限額，本集團須限制敘做此類交易。

- *客戶債券交易*－本集團已開始向金融機構交易對手包括中國銀行及其分行提供債券，以供轉售予其客戶。基於風險管理的考慮或按交易對手的要求，此等交易可能須由中銀香港與中國銀行在委託人致委託人的基礎上完成並因此將計算在有關限額內。由於該限額的關係，此等與中國銀行的交易在2005年受到限制。

上市規則第14A.35(1)條規定除在特殊情況下，持續關連交易須受書面協議所規管，且固定年期不得超逾三年。本集團於2006年3月訂立補充協議，以規定有關同業資本市場交易的服務與關係協議條款將於2008年12月31日到期。

增加額度的原因及利益

由於以下因素導致該類交易每年表現非常波動，難以預測某一年度的交易量，因此建議交易限額設於下列水平：

- 作為市場莊家行，中銀香港在進行外匯基金票據及債券交易中處於被動位置。中銀香港非常關注，由於受上市規則所定限額的限制，因此可能無法履行其對金管局的責任，不能作為莊家提供買賣報價以促成交易。

- 雖然同業交易對手之間代客買賣債券業務於近期展開，但本公司預期透過與銀行客戶包括中國銀行合作，此業務將有迅速發展。因此，儘管目前有關交易額不大，但預計將有迅速及可觀的增長。

- 由於中國內地對金融交易的限制已放寬，因此預期與包括中國銀行各分行在內的中國內地銀行同業的債券交易將會顯著增加。

經修訂上限及新年度上限

因此，本公司尋求定立足夠的限額，以滿足自2006年至2008年交易量的可能最大要求。本公司現擬設立經修訂上限以修訂截至2007年12月31日止兩年的現行上限（目前該兩年的上限均為35億港元），並為截至2008年12月31日止的財政年度設立新年度上限，分別為2006年140億港元、2007年180億港元及2008年220億港元。

2006年的經修訂上限是根據外匯基金交易可達64.4億港元、同業債券交易可達52.5億港元及客戶債券交易可達20億港元的假設而定。本公司預計2007及2008年交易量增長20%應屬合理。此外，由於2007及2008年的不確定程度較2006年為高，本公司已預留少量數額以應付實際交易量較預期為高的情況。

- 與中銀人壽結合將可令本集團更有效發展人壽保險業務，並提高本集團未來在人壽保險產品開發方面的主要能力。中銀香港的客戶基礎具有可觀的潛在價值，因此可進一步開拓發展。透過為本集團客戶提供個人化業務產品，以及與中銀人壽的緊密合作，將改善產品的質素和特色，從而提高整體市場推廣的表現及客戶的滿意度。

- 此項收購將強化中銀香港在香港金融服務業的領先地位。人壽保險業務加入本集團的核心業務，將進一步提升中銀香港的金融市場地位。

- 中銀人壽與中銀香港有良好的合作歷史，本集團對其產品及管理方式十分熟悉。因此，此次整合將相對簡單，對本集團的運作亦不會造成紊亂。目前中銀人壽已獲得所有於香港從事人壽保險業務所需的相關牌照及監管機構的批准。

本集團及中銀保險的資料

本集團主要於香港從事商業銀行業務。本集團為零售及企業客戶提供範圍全面的金融產品及服務。本公司的主要經營附屬公司中銀香港，為香港三間發鈔銀行之一。此外，本集團於中國有14間分行以滿足其香港及中國客戶的跨境銀行業務需要。就資產及客戶存款而言，本集團為香港第二大商業銀行集團。本集團三大主要業務為零售銀行、企業銀行及資金業務。

中銀保險是一家根據香港法例註冊成立的公司，主要從事承保人壽保險以外的一般保險。

中銀人壽的資料

中銀人壽於1997年3月12日在香港成立，是中銀保險全資擁有的公司，於收購完成後中銀保險將仍保留49%權益。現時中銀人壽的業務是主要透過中銀香港的保險代理分銷網絡，專注在香港提供人壽保險服務。中銀人壽亦從事少量與投資產品及退休計劃管理連繫的人壽保險業務，約佔其於2005年承保的保費收入總額的11.63%。就保費類別而言，整付保費類別的保單佔中銀人壽整體業務的最大比重。

過往3個財政年度中銀人壽根據香港公認會計原則編製經審計的核心財務資料如下所示：

	截至12月31日止年度		
百萬港元	2005年	2004年	2003年
總資產	9,343	5,968	4,307
總投資證券	7,890	5,378	3,797
總股東資金	979	747	331
總承保收入	3,639	2,327	1,549
淨投資收入	12	331	226
總收入	3,687	2,660	1,775
稅前盈利	141	94	22
稅後盈利	204	94	22

持續關連交易

本集團與中國銀行及其聯繫人士在其日常及一般業務過程中按一般商業條款進行持續關連交易。本公司於聯交所上市時，聯交所已就該等持續關連交易給予截至2004年12月31日止三年期間的豁免，並為部分持續關連交易定下每年年度上限。於上市當時，與中國銀行及其聯繫人士的同業資本市場交易豁免不必嚴格遵守上市規則的有關規定，不需就該等關連交易設定年度上限。當有關豁免於2004年底到期時，本公司刊發2005年公告，就截至2007年12月31日止三年期間所有持續關連交易定立了年度上限。截至2007年12月31日止三年的各年，同業資本市場交易的年度上限定為35億港元，此為許可使用的最高總額，該最高總額並無超逾有關上市規則規定的上限，因此毋須取得獨立股東批准。

在估算有關該項收購的評估值時，畢馬威已考慮到以下主要假設：

- 未來20年新業務每年增長10%。在香港的此類交易一般使用20年期作為一個標準，而增長率是基於過往增長率及中銀人壽分銷渠道的穩定性展望而釐定。然而該增長率並無計入該項收購產生的任何協同效益。

- 中銀人壽現有業務及未來業務的風險折現率分別為13%及15%。

- 中銀人壽現有及新業務產生的未來溢利的20%將來自非課稅投資的收入。

- 該未來投資回報將為5%，是根據中銀人壽過往的投資回報及資產組合、預期回報及相關風險的未來展望釐定。

該等假設的性質並非上市規則第14.61及14.62條適用的溢利預測。

畢馬威企業財務並就有關估值向本公司提供了進一步意見，包括提供市場可比較資料。

本公司經考慮若干因素後，確定了該收購價。有關因素包括顧問的意見、可比較公司的估值、本地近期類似交易的情況以及收購中銀人壽大多數權益帶來的若干商業利益，例如，毋須在有限的市場內尋求另一合作夥伴的機會成本、中銀人壽能配合本公司旨在成為香港一間綜合金融服務集團的發展策略、本公司熟悉中銀人壽的業務及管理以及多年來的良好合作可確保中銀人壽能順利融入本公司的業務中。

股東協議

該項收購亦須待本公司與中銀保險簽訂股東協議方告完成。該股東協議主要規定：

(a) 在八名董事中，本公司有權提名其中四名董事，其中包括擁有決定性投票權的董事會主席，從而將可獲得中銀人壽的控制權；

(b) 本公司有權提名中銀人壽的高層管理人員及終止僱用高層管理人員，以及要求中銀保險促使其董事確保該等委任或終止僱用的生效；

(c) 中銀保險將承諾兩年內不會與中銀人壽競爭及不會招攬中銀人壽僱員及客戶；

(d) 雙方股東均對中銀人壽將來的出售股份予第三方享有優先認購權；

(e) 本公司將承諾盡力提供其不少於70%的人壽保險業務（以新造業務承保的保單價值計算）予中銀人壽，並在受適用法律及規例的規管下，容許中銀人壽派駐員工於本公司附屬銀行各分行及財富管理中心；及

(f) 中銀保險將承諾在本公司要求下盡力協助本公司在中國發展人壽保險業務。

收購原因及利益

本公司認為，此收購項目是本公司的長期業務策略發展計劃的一個重要部分。該發展計劃的目的是提供綜合的金融服務，以在商業銀行、保險、資產管理、證券經紀及部份投資銀行服務方面具備全面的產品開發能力。透過此次收購，本公司將獲得中銀人壽的控制性股權並有權決定中銀人壽的管理方向。中銀人壽將成為本公司集團架構中一個重要組成部分。此項建議收購的主要利益如下：

- 可藉此收購擴闊本集團的收入來源並可拓展手續費業務的範圍。減輕在其非利息收入類別方面，本集團對純商業銀行業務手續費收入的依賴。

- 可提高本集團未來的盈利能力。本公司擬重組保險產品的銷售及市場推廣策略，透過實行經試驗成功證明的銀行保險模式，及安排保險專業人員進駐各分行及財富管理中心，預期將實現產品銷售業績的全面提高。

(d) 向股東發出股東特別大會通告。

本公司已設立獨立董事委員會，以便就買賣協議及據此擬定的交易、建議經修訂上限及新年度上限向獨立股東提供意見。獨立董事委員會由董建成先生(委員會主席)、馮國經博士、單偉建先生、童偉鶴先生及楊曹文梅女士組成，各成員均為本公司獨立非執行董事。於2006年3月23日(即獨立董事委員會於2006年1月成立後)，高銘勝先生獲董事會委任為第六名獨立非執行董事，因此並非獨立董事委員會成員。在無利益衝突情況下，作為獨立非執行董事的高先生日後將會成為任何獨立董事委員會的成員。洛希爾已獲聘任，就該交易的條款是否公平合理向獨立董事委員會及獨立股東提供意見。

收購中銀人壽

根據中銀保險作為賣方與本公司作為買方於2006年4月11日訂立的買賣協議，本公司有條件地同意購入中銀人壽全部已發行股本的51%。

作價及付款

買賣協議是基於公平磋商及一般商業條款的基礎而訂立。根據買賣協議本公司將以現金向中銀保險支付9億港元，款項將由本公司內部資源提供及於完成時悉數支付。

先決條件

買賣協議須待(其中包括)以下條件達成(或適當情況下被有關訂約方豁免)後，方可作實：

(a) 本公司滿意的全面盡職審查；

(b) 獨立股東於股東特別大會通過決議以批准買賣協議及據此擬定的交易；

(c) 香港保險業監管機構批准本公司作為中銀人壽的控權人(定義見保險公司條例)；

(d) 中銀人壽將其目前持有的中銀保險大廈，以中銀人壽2005年經審計帳目的帳面值255,073,613港元轉讓予中銀保險，中銀人壽持有出售該物業的收益並不改變其在出售該物業後的資產淨值；

(e) 就中銀人壽與若干再保險人簽訂的再保險協議中所載的控制權轉變限制，中銀人壽已獲取所有必要的同意；及

(f) 根據買賣協議中銀保險向本公司作出的保證於完成時在各方面仍為真實準確，並無在任何方面有所誤導。

上述條件於最後實際可行日期尚未達成。若在2006年9月30日或以前或在經雙方同意的較後日期前仍未達成上述條件，除先前違約行為所引致的責任外，買賣協議將告無效。該項收購預計於2006年6月1日或之後不久完成。

估值

中銀人壽股份的收購價為9億港元。該作價是本公司基於公平磋商及一般商業條款的基礎並參考中銀人壽於2005年12月31日未經審計管理帳目的評估值議定。該評估值反映了中銀人壽現有業務的價值，未來業務的發展潛力及其資產淨值。畢馬威作為本公司的精算及會計顧問已對該評估值作出審閱。畢馬威已就中銀人壽的評估價值範圍作出估值報告。該估值是基於反映不同程度風險及營商環境的比率變化範圍所作的敏感性分析而得出的結果。畢馬威評定中銀人壽的評估值介乎12億港元至15億港元之間，最佳的估計為13.12億港元；而就51%股權而言，相等於介乎6.12億港元至7.65億港元之間，最佳的估計為6.69億港元。

評估值主要是根據中銀人壽於2005年12月31日未經審計管理帳目，以及利用下文所載中銀人壽的精算模式及假設計算出中銀人壽現有業務及未來業務的價值釐定。

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(於香港註冊成立之有限公司)
(股份代號:2388)

董事會:
* 肖　鋼先生(董事長)
* 孫昌基先生(副董事長)
和廣北先生(副董事長兼總裁)
* 華慶山先生
* 李早航先生
* 周載群先生
* 張燕玲女士
** 馮國經博士
** 高銘勝先生
** 單偉建先生
** 董建成先生
** 童偉鶴先生
** 楊曹文梅女士

註冊辦事處:
香港花園道1號
中銀大廈52樓

* *非執行董事*
** *獨立非執行董事*

敬啟者:

須予披露及關連交易
及
持續關連交易

緒言

茲提述本公司於2006年4月11日發出有關(其中包括)該交易的該公告。

根據買賣協議,本公司將以作價9億港元從中銀保險購入中銀人壽全部已發行股本的51%並受買賣協議條款及條件的規限。中銀人壽的主要業務是於香港向客戶提供人壽保險服務。透過該項收購,本公司將獲得中銀人壽的控制權,中銀人壽的帳目在該項收購完成後將會合併在本公司的帳目內。

本公司及中銀保險的責任須待先決條件達成後方可作實。

在日常業務過程中,本集團與中國銀行及其聯繫人士會進行若干持續關連交易,該交易已於2005年公告中予以披露,並已為截至2007年12月31日止三年定下這些持續關連交易的每年年度上限。針對與中國銀行及其聯繫人士的同業資本市場交易,本公司現擬修訂截至2007年12月31日止兩年的現行上限,並新增截至2008年12月31日止年度的新年度上限。

本通函的主要目的如下:

(a) 向　閣下提供有關買賣協議及據此擬定的交易的進一步詳情;

(b) 向　閣下提供建議的經修訂上限及新年度上限的進一步詳情;

(c) 呈列洛希爾致獨立董事委員會及獨立股東的意見函;及

「附屬公司」	指	具有公司條例所賦予的相同涵義；
「主要股東」	指	具有上市規則所賦予的相同涵義；
「該交易」	指	該項收購及持續關連交易；及
「港元」	指	港元，香港的法定貨幣。

「畢馬威企業財務」	指	畢馬威企業財務有限公司，一家根據證券及期貨條例獲發牌可從事第六類受規管活動（就機構融資提供意見）的公司；
「最後實際可行日期」	指	2006年4月26日，即印製本通函前就確定本通函所載若干資料的最後實際可行日期；
「上市規則」	指	聯交所證券上市規則（而「規則」指上市規則內的規則）；
「新年度上限」	指	截至2008年12月31日止年度有關本公司與中國銀行及其聯繫人士進行的同業資本市場交易的新年度上限；
「中國」	指	中華人民共和國，僅就本通函而言，不包括台灣、澳門特別行政區及香港特別行政區；
「該項收購」	指	對中銀人壽股份的建議收購及訂立股東協議；
「收購價」	指	9億港元，為買賣協議所載之中銀人壽股份收購價；
「經修訂上限」	指	截至2006年12月31日及2007年12月31日止年度各年有關本公司與中國銀行及其聯繫人士進行的同業資本市場交易的經修訂年度上限；
「洛希爾」	指	洛希爾父子（香港）有限公司，根據證券及期貨條例獲發牌可從事第一類（證券交易）、第四類（就證券提供意見）及第六類（就機構融資提供意見）受規管活動的公司，為獨立董事委員會及獨立股東就該交易提供意見之獨立財務顧問（定義見證券及期貨條例）；
「買賣協議」	指	於2006年4月11日訂立的買賣協議，根據該協議，本公司有條件地從中銀保險收購中銀人壽股份；
「服務與關係協議」	指	本公司與中國銀行於2002年7月6日訂立（其中包括）的服務與關係協議（經不時修訂及補充）；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「股份」	指	本公司股本中每股面值5.00港元的普通股；
「股東」	指	本公司的股東；
「股東協議」	指	本公司與中銀保險於完成日期訂立的股東協議；
「聯交所」	指	香港聯合交易所有限公司；

「本公司」	指	中銀香港(控股)有限公司,根據香港法例註冊成立的公司,其股份於聯交所上市;
「完成」	指	根據買賣協議的條款完成買賣協議;
「先決條件」	指	根據買賣協議完成的先決條件,詳情載於本通函董事會函件內「收購中銀人壽」一節「先決條件」分節;
「條件達成日期」	指	條件達成(或適當情況下被豁免)的日期,惟無論如何不得遲於2006年9月30日或本公司與中銀保險可能以書面同意的其他較後日期;
「關連人士」	指	具有上市規則所賦予的相同涵義;
「持續關連交易」	指	「持續關連交易」一節所載的同業資本市場交易;
「控權股東」	指	具有上市規則所賦予的相同涵義;
「董事」	指	本公司的董事;
「股東特別大會」	指	2006年5月26日股東(中國銀行及其聯繫人士除外)召開的股東特別大會,以審閱該交易並(如認為適合)對其作出批准;
「現行上限」	指	2005年公告有關2006及2007年同業資本市場交易的年度限額;
「本集團」	指	本公司及其附屬公司;
「金管局」	指	香港金融管理局;
「香港」	指	中華人民共和國香港特別行政區;
「香港公認會計原則」	指	香港一般公認會計原則;
「獨立董事委員會」	指	一個董事委員會,所有成員為本公司獨立非執行董事,包括董建成先生(獨立董事委員會主席)、馮國經博士、單偉建先生、童偉鶴先生及楊曹文梅女士;
「獨立股東」	指	於該交易並無重大權益的本公司股東;
「保險公司條例」	指	香港法例第41章保險公司條列;
「畢馬威」	指	畢馬威會計師事務所,一家香港合夥事務所,並為瑞士合作企業KPMG International香港成員;

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「2005年公告」	指	於2005年1月4日就與中國銀行及其聯繫人士進行的持續關連交易種類及有關之年度限額作出之公告；
「該公告」	指	本公司於2006年4月11日就該交易作出的公告；
「組織章程細則」	指	本公司的公司組織章程細則(經不時採納、修訂或修改)；
「聯繫人士」	指	具上市規則所賦予的涵義；
「董事會」	指	本公司的董事會；
「中國銀行」	指	中國銀行股份有限公司，根據中國法例成立的股份有限公司，主要從事商業銀行活動，並為本公司逾66%股本的間接持有人；
「中銀保險」	指	中銀集團保險有限公司，根據香港法例註冊成立的公司，並為中國銀行的全資附屬公司，主要提供除人壽保險以外的一般保險服務；
「中銀保險大廈」	指	中銀保險大廈，位於香港地段第4795號中環德輔道中134-136號，按政府租契規定，該地段的年限為自1843年6月26日起計999年；
「中銀人壽」	指	中銀集團人壽保險有限公司，根據香港法例註冊成立的公司，並為中銀保險的全資附屬公司；
「中銀人壽股份」	指	中銀人壽股本中的普通股44,268,000股，每股作價10.00港元，將為本公司有條件地購入；
「中國銀行澳門分行」	指	中國銀行於澳門的分行；
「中銀香港」	指	中國銀行(香港)有限公司，根據香港法例註冊成立的公司，並為本公司的全資附屬公司。在適當情況下亦包括其附屬銀行南洋商業銀行及集友銀行有限公司；
「中銀國際」	指	中銀國際控股有限公司，根據香港法例註冊成立的公司，並為中國銀行的全資附屬公司，主要提供投資銀行服務；
「營業日」	指	香港銀行一般營業的日子(不包括星期六)；
「匯金」	指	中央匯金投資有限責任公司；
「公司條例」	指	香港法例第32章公司條例；

頁次

本通函僅供參考，並不構成收購、購買或認購本公司證券的邀請或要約。

閣下如對本通函任何方面或應採取的行動**有任何疑問**，應諮詢　閣下的持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部**中銀香港(控股)有限公司**股份**售出或轉讓**，應立即將本通函及隨附的代表委任表格交予買方或承讓人，或送交經手買賣或轉讓的銀行、持牌證券商或其他代理商，以便轉交買方或承讓人。

香港聯合交易所有限公司對本通函的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容引致的任何損失承擔任何責任。

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(於香港註冊成立之有限公司)

(股份代號：2388)

須予披露及關連交易

及

持續關連交易

本公司有關該項收購的財務顧問

KPMG

畢馬威企業財務有限公司

獨立董事委員會及獨立股東的
獨立財務顧問

ROTHSCHILD

獨立董事委員會函件載於本通函第13頁，洛希爾致獨立董事委員會及獨立股東的函件載於本通函第14頁至第24頁。

本公司謹訂於2006年5月26日下午3時30分或緊隨同日舉行的本公司股東週年大會結束後(以較後者為準)假座香港灣仔港灣道1號香港會議展覽中心401號會議室舉行股東特別大會，股東特別大會通告載於本通函第29頁至第30頁。隨附股東特別大會適用的代表委任表格。倘　閣下未能親身出席股東特別大會或其任何續會，務請盡早將隨附的代表委任表格按其上印列的指示填妥交回，惟無論如何須於大會或任何續會的指定舉行時間48小時前送達本公司的註冊辦事處，地址為香港花園道1號中銀大廈52樓。　閣下填妥及交回代表委任表格後，屆時仍可親自出席股東特別大會或其任何續會並於會上投票。

2006年5月2日

(此中文譯本只供參考，內容以英文本為準)

PROXY FORM

For the Extraordinary General Meeting of BOC Hong Kong (Holdings) Limited (the "Company") on 26 May 2006 and at any adjournment thereof

I/We (Note 1) ______________________________

of (Note 2) ______________________________

being the registered holder(s) of (Note 3) ______________ ordinary shares of HK$5.00 each in the capital of the Company, hereby appoint the Chairman of the meeting (Notes 4 and 5) or ______________

______________ of ______________ and/or

______________ of ______________

to act as my/our proxy to attend and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at Meeting Room 401, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong (please use Harbour Road entrance) on Friday, 26 May 2006 at 3:30 p.m. or immediately after conclusion of the Company's Annual General Meeting to be held on the same day and at any adjournment thereof and to exercise all rights conferred on proxies under law, regulation and the Articles of Association of the Company.

I/We wish my/our proxy to vote as indicated below in respect of the resolutions to be proposed at the Meeting.

Please indicate how you wish your vote(s) to be cast by ticking the appropriate box next to each resolution.(Note 6)

Ordinary Resolutions	For	Against
1. To confirm, approve and ratify the Sale and Purchase Agreement (as defined in the circular to the shareholders of the Company dated 2 May 2006) and the transactions contemplated thereunder; to authorise the Directors of the Company to take all necessary actions to implement and give effect to the transactions contemplated thereunder; and to approve the Shareholders' Agreement (as defined in the circular to the shareholders of the Company dated 2 May 2006) and to authorise the Directors of the Company to make changes or amendments to the Shareholders' Agreement as they think fit.*		
2. To confirm, approve and ratify the proposed Revised Caps and New Annual Cap (as defined and described in the circular to the shareholders of the Company dated 2 May 2006).*		

* *The full text of the Resolutions is set out in the Notice of the Extraordinary General Meeting which is included in the Circular despatched to shareholders.*

Signature ______________________ (Note 7) Dated ______________________, 2006

NOTES:

1. Please insert full name(s) in BLOCK CAPITALS.
2. Please insert full address(es) in BLOCK CAPITALS.
3. Please insert the number of shares registered in your name(s); if no number is inserted, this proxy form will be deemed to relate to all shares in the capital of the Company registered in your name(s).
4. If you are a shareholder who is entitled to attend and vote at the meeting, you are entitled to appoint one or two proxies to attend instead of you and to vote on your behalf whether on a show of hands or on a poll. A proxy need not be a shareholder of the Company, but must attend the meeting in person in order to represent you.
5. If a proxy other than the Chairman of the meeting is preferred, cross out the words "the Chairman of the meeting" and insert the full name and address of the proxy (or proxies) desired in the space provided. If no name is inserted, the Chairman of the meeting will act as your proxy. **Any changes should be initialed.**
6. If you return this proxy form without indicating as to how your proxy is to vote on any particular matter, the person appointed as your proxy will exercise his/her discretion as to whether he/she votes and, if so, how and, unless instructed otherwise, he/she may also vote or abstain from voting as he/she thinks fit on any other business (including amendments to resolutions) which may properly come before the meeting.
7. This proxy form must be signed and dated by the shareholder or his/her attorney duly authorised in writing. If the shareholder is a company, it should execute this proxy form under its common seal or by the signature(s) of (a) person(s) authorised to sign on its behalf. **In case of joint shareholdings, any one shareholder may sign this proxy form. The vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint shareholding.**
8. To be valid, this proxy form must be completed and deposited at the Company's registered office at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong, **at least 48 hours before the meeting or adjourned meeting.** If this proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or a copy which has been certified by a notary public) must be deposited at the Company's registered office with this proxy form.
9. Completion and delivery of this proxy form will not preclude you from attending and voting at the meeting if you so wish.

代表委任表格

適用於2006年5月26日舉行的中銀香港(控股)有限公司(「本公司」)股東特別大會及其任何續會

本人／吾等[附註1] ____

地址為[附註2] ____

為本公司股本中每股面值5.00港元的普通股份[附註3] ________________________ 股

的登記持有人，茲委任大會主席[附註4和附註5]或 ________________________

________________ 地址為 ________________________________ 及／或

________________ 地址為 ________________________________

為本人／吾等的代表，代表本人／吾等出席本公司訂於2006年5月26日星期五下午3時30分，或緊接本公司於同一日召開的股東週年大會完結後，假座香港灣仔港灣道1號香港會議展覽中心401號會議室(請使用港灣道入口)舉行的股東特別大會及其任何續會，並在大會及任何續會上代表本人／吾等投票及行使法律、法規及本公司組織章程細則賦予代表的一切權利。

本人／吾等希望本人／吾等的代表按以下指示就將於大會上提呈的各項決議案投票。

請於下列各項決議案旁邊的適當空格內劃上「✓」號，以顯示　閣下的投票意向。[附註6]

普通決議案	贊成	反對
1. 確認、批准及追認買賣協議(定義詳述於本公司於2006年5月2日寄發予股東之通函)及據此擬進行之交易；授權本公司董事採取一切必要行動，以執行及進行該買賣協議項下涉及的交易；及批准股東協議(定義詳述於本公司於2006年5月2日寄發予股東之通函)，批准並授權本公司董事對股東協議作出所有其認為合適之變更或修訂。*		
2. 確認、批准及追認建議的經修訂上限及新年度上限(定義詳述於本公司於2006年5月2日寄發予股東之通函)。*		

* *決議案全文載於向股東寄發的通函內的股東特別大會通告。*

簽名 ________________________[附註7]　　日期：2006年__________月__________日

附註：

1. 請用**正楷**填上姓名。
2. 請用**正楷**填上地址。
3. 請填上以　閣下名義登記的股份數目。如未有填上股數，則本代表委任表格將被視為與全部以　閣下名義登記的本公司股份有關。
4. 凡有權出席大會並在會上投票的股東均有權委派一位或兩位代表出席，並在以舉手方式或以股數進行投票時代其投票。受委代表毋須為本公司股東，惟須親自代表　閣下出席大會。
5. 如欲委任大會主席以外的人士出任代表，請刪除「大會主席」等字，並在適當空位上填上欲委任的代表的姓名及地址。**任何改動必須由簽署人簡簽示可。**
6. 如　閣下並無在代表委任表格上作出具體投票指示，獲委任為　閣下代表的人士可自行酌情決定是否投票及(倘投票)如何投票，而除另有指示外，該代表亦可自行酌情就於大會上提出的任何其他事項(包括對決議案的修改)投票或放棄投票。
7. 本代表委任表格必須由　閣下或　閣下以書面正式授權人士簽署並註明日期。如股東為一間公司，則代表委任表格須加蓋法團印章或由公司正式授權人親筆簽署。**如屬聯名股東，任何一位聯名股東均可簽署代表委任表格，惟若親自或委派代表出席的聯名股東多於一人，則由較優先的聯名股東所作出的表決，不論是親自或由代表作出的，須被接受為代表其餘聯名股東的唯一表決。就此而言，股東的優先次序須按本公司股東名冊內與有關股份相關的聯名股東排名先後而定。**
8. 代表委任表格須**於大會或其續會舉行時間48小時前填妥並交回**本公司註冊辦事處，地址為香港花園道1號中銀大廈52樓，方為有效。倘若代表委任表格乃經授權簽署，據以簽署表格的授權書或其他授權文件(或經由公證人簽署證明的副本)，必須連同代表委任表格送交本公司註冊辦事處。
9. 填妥及交回本代表委任表格並不影響　閣下出席大會並於會上投票的權利。